Exhibit 99.1

AURORA®

Opening the World to Cannabis™

Notice of Annual General Meeting of Shareholders and Management Information Circular

JUNE 24, 2026

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KINGSDALE Advisors

What’s Inside:

Letter from our Executive Chairman and CEO	3
Notice of Annual General Meeting	4
Summary of Key Voting Matters	5
What’s New : Executive Compensation Design	8
Business and Social Highlights	9
General Proxy and Voting Information	18
Documents Incorporated by Reference	23
Business to be Conducted at the Meeting
Item 1: Election of Directors	25
Item 2: Appointment of Auditor	35
Item 3: Say-on-Pay	36
Statement of Corporate Governance	38
Compensation Discussion & Analysis	51
Statement of Executive Compensation	66
Director Compensation	72
Other Compensation Matters	76
Equity Compensation Plans	77

Letter from our Executive Chairman and CEO

Dear fellow shareholders,

We are pleased to invite you to the 2026 Annual General Meeting of Shareholders of Aurora Cannabis Inc. (“Aurora” or the “Company”) to be held virtually on Friday, August 7, 2026 at 1:00 pm Eastern Time (the “Meeting”). Meeting details, including instructions on how to vote and submit questions, can be found within the accompanying Information Circular. As always, we look forward to your participation.

First and foremost, on behalf of the Board and the entire Aurora team, I would like to offer a sincere thank you to our shareholders for your trust and support. Fiscal 2026 was a standout year for the Company, including achieving several financial milestones. We achieved record annual global medical cannabis net revenue of $289 million, representing 18% year-over-year growth and record adjusted EBITDA(1) growth of 32% year-over-year reaching $54 million. Our growth in key international markets also reached record revenue levels at $177 million, representing a 29% increase year-over-year, and we ended the year with a cash balance of $165 million and a debt-free business, giving us the flexibility to invest in our growth.

Aurora has focused on medical cannabis as the most promising and profitable industry segment for nearly a decade. We have established a strong competitive position globally by building deep regulatory capabilities, and world-class cannabis genetics, supported by an extensive global network of GMP manufacturing facilities. Aurora has consistently demonstrated excellence in commercial execution in profitable and accessible markets. This focused approach has secured our leadership in four of the largest nationally legal medical cannabis markets - Canada, Germany, Poland and Australia. Most recently, we accelerated our global leadership through the acquisition of Safari Flower Company, marking an important milestone as we continue to purposefully invest in expanding our EU GMP capacity to support the rapidly growing international medical cannabis market.

As a global medical cannabis leader operating in 12 countries, the recent reclassification of medical cannabis from Schedule I to Schedule III in the United States is an exciting development for the industry and reflects what we’ve long understood - medical cannabis has clear value for patients. We support reforms that recognize cannabis as medicine - an approach that has become the hallmark of smart health policy globally. Importantly, this shift signals the integration of cannabis into drug policy and science frameworks, aligning with global standards and regulatory compliance. We look forward to working with regulators and industry stakeholders as this transition advances and new pathways for research, innovation and responsible market development emerge.

Aurora has built one of the most attractive global medical-cannabis growth platforms in the world, anchored by a sizable global footprint. Our performance in fiscal year 2026 demonstrated the strength, durability and scalability of our operating model, developed and executed by a talented global team. While the operating and competitive environment is evolving, we are taking decisive action now to lay the foundation for our next phase of growth. We plan to leverage the same capabilities that built our leadership position so that we can ultimately generate new records for revenue and adjusted EBITDA (1).

The targeted investments we are making today in market share, GMP capacity, product innovation, and international expansion are designed to position Aurora among the select few companies equipped to navigate increasing GMP standards and deliver sustained long-term growth.

I encourage you to click here or visit the investor section of our website (AuroraMJ.com) to watch a brief message from me and Simona King, our CFO, as we reflect on fiscal 2026 and the future for Aurora. I look forward to providing further updates on our progress as we continue to advance our global leadership and deliver consistent, high-quality cannabis products to patients worldwide in pursuit of our purpose of Opening the World to Cannabis™.

Your vote is important to us. Thank you for your trust and support.

Sincerely,

Miguel Martin

Executive Chairman and Chief Executive Officer

(1) This is a non-GAAP financial measure, which is intended to supplement, not substitute, comparable GAAP financial measures. This measure is not a standardized financial measure under the financial reporting framework used to prepare our financials and might not be comparable to similar financial measures disclosed by other issuers. This term and the reconciliation to the most comparable GAAP measure are defined in the “Cautionary Statement Regarding Certain Non-GAAP Performance Measures” section of the FY26 Q4 MD&A, which can be found on SEDAR+ and our website.

AURORA Opening the World to Cannabis™

Notice of Annual General Meeting of Shareholders

WHERE:
Virtual only via live webcast at:
meetnow.global/MPUKQY6

ITEMS OF BUSINESS

1. to table the audited financial statements for the fiscal year ended March 31, 2026, together with the report of the auditors and the management's discussion and analysis thereon;
2. to fix the number of directors to be elected at five (5);
3. to elect the directors for the ensuing year;
4. to appoint the auditor for the ensuing year;
5. to consider and, if deemed appropriate, to pass with or without variation, a non-binding advisory resolution on our approach to executive compensation, as more particularly described in the accompanying Information Circular, under "Business to be Conducted at the Meeting – Say-on-Pay".

RIGHT TO VOTE

You are entitled to receive notice of and vote at the Meeting or any adjournment, if you are a holder of common shares of Aurora on June 15, 2026.

You have the right to vote your shares on items 2 to 5 listed above and any other items that may properly come before the Meeting or any adjournment. Each common share is entitled to one vote.

MEETING MATERIALS

We are using notice-and-access to deliver this circular to both our registered and non-registered shareholders. This means that the Meeting materials are being posted online for you to access rather than being mailed out.

Notice-and-access gives shareholders more choice, substantially reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares. However, instead of receiving a paper copy of the Meeting materials, you will receive a notice with information about how you can access the Meeting materials electronically and how to request a paper copy.

The Meeting materials, as well as our audited financial statements for the fiscal year ended March 31, 2026 and accompanying management discussion and analysis, are available under our profile at www.sedarplus.ca or on our website at https://www.auroramj.com/investors/corporate-governance/.

APPROVAL

The Board has approved the content of this Notice and Information Circular, and authorized it to be sent to shareholders, to each director and to the auditors.

BY ORDER OF THE BOARD OF DIRECTORS

Miguel Martin

Miguel Martin
Executive Chairman and CEO

Michael Singer

Michael Singer
Lead Independent Director

Summary of Key Voting Matters

This summary highlights information contained elsewhere in this Information Circular. This is not a complete description. You should read the entire document carefully before voting.

MEETING LOGISTICS

WHEN:	WHERE:	RECORD DATE:
Friday, August 7, 2026 at 1:00 PM ET	Live Webcast: meetnow.global/MPUKQY6	June 15, 2026

SHAREHOLDER VOTING MATTERS

ITEM OF BUSINESS:	VOTE:	DETAILS:
1. Election of five (5) Directors	✓	Pages 25 - 34
2. Appointment of Auditor	✓	Page 35
3. Say-on-Pay	✓	Pages 36 - 37

OUR DIRECTOR NOMINEES

	Miguel Martin	**Michael Singer**	**Chitwant Kohli**	**Norma Beauchamp**	**Rajesh Uttamchandani**
	Executive Chairman	Lead Independent Director	Independent Director	Independent Director	Independent Director
Age:	54	61	61	65	58
Other Public Boards:	0	0	1	2	0
Year Joined:	2020	2016	2022	2018	2024
Independent:	No (CEO)	Yes	Yes	Yes	Yes
Board Attendance:	100%	100%	100%	100%	100%
Committees:	N/A	HRCC Chair, Audit, N&CGC	Audit Chair, N&CGC	N&CGC Chair, Audit, HRCC	HRCC, N&CGC

AURORA Opening the World to Cannabis™
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NOMINEE COMPOSITION

Board Size	5
Independent Directors	4 (80%)
Average Tenure	6 Years
Number of Female Directors	1
Gender Diverse Directors **(committed to re-achieving 30% by 2027 AGM)**	20%
Directors Representing Other Designated Groups	2
Overall Board Diversity	60%
In-camera Sessions of Independent Directors	✓

SHAREHOLDER RIGHTS

Annual Election of Directors	✓
Directors Elected Individually	✓
Majority Voting Policy	✓
Advance Notice Policy	✓
Shareholder Rights Plan	✓
Director Share Ownership Guidelines	✓

GOVERNANCE POLICIES

Code of Business Conduct and Ethics	✓
Anti-Bribery and Anti-Corruption Policy	✓
Whistleblower Policy	✓
Board and Executive Diversity Policy	✓
Related Party Transactions Policy	✓
ESG Policy	✓

For our governance policies and material, please refer to: https://www.auroramj.com/investors/corporate-governance/

EXECUTIVE COMPENSATION

Our program is designed with a **significant portion of pay "at-risk" and performance-based**. For FY26, CEO at-risk compensation represents 83% of the target compensation mix, while other NEO at-risk compensation represents 74% of the target compensation mix, on average.

FY26 TARGET COMPENSATION MIX

CEO
17%
19%
64%
CFO, EVP
26%
20%
54%
Base Salary
STI
LTI

50% of the long-term incentive (**"LTI"**) award mix is **performance based.**	✓
83% of the CEO compensation is variable and **"at-risk"** (short-term incentive (**"STI"**) & LTI).	✓
74% of the EVP and CFO compensation (on average) is variable and **"at-risk"** (STI & LTI).	✓
More executive pay is at-risk than market median.	✓

AURORA Opening the World to Cannabis™ 6

OVERVIEW OF OUR EXECUTIVE COMPENSATION BEST PRACTICES

Annual Review of Peer Group: We annually review the continuing applicability of the compensation peer group for NEOs and recommend changes to the composition of the peer group, if warranted, to ensure its continuing relevance and comparability to the Company. Significant changes were made for fiscal 2027 – please read more in our CD&A. ✓

Relevant Performance Metrics: Our performance metrics in the short and long-term incentive plans, and the expected performance levels for each metric, are reviewed annually to ensure they reflect Company strategy and that their achievement should also result in increased value for shareholders. NEOs (other than the CEO and CFO) also have personal performance goals established, reviewed, and measured annually. ✓

Clawback Policy: Our clawback policy allows the Company to recoup an executive's incentive compensation if the underlying incentive achievement was improperly awarded due to a subsequently discovered intentional fraud or material financial misstatement. ✓

OUR LEADERSHIP TEAM

Miguel Martin

CEO and Executive Chairman

Simona King

CFO

Alex Miller

EVP, Operations and Supply Chain

Nathalie Clark

EVP, General Counsel and Corporate Secretary

Lori Shick

EVP, Human Resources

David Aird

EVP, IT

Read more about our leadership team: https://www.auroramj.com/about-us/#leadership

AURORA Opening the World to Cannabis™

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Key Investment Highlights

- Leading medical cannabis market share positions in Canada, Europe, Australia and New Zealand
- Aurora is one of Canada's leading exporters of medical cannabis with an internal GMP manufacturing capacity and supply network focused on supporting continued global expansion
- Delivered year over year international revenue growth, supported by strong gross margins
- Strong cash balance and a debt free business
- Industry leading science and genetics program, supporting a comprehensive pipeline of higher yielding and disease resistant cultivars that are driving increased GMP capacity and lower manufacturing costs

FY26 Key Financial Highlights

REVENUE	$342MM	$23MM YoY INCREASE	7% YoY INCREASE
NET REVENUE[1]	$321MM	$32MM YoY INCREASE	11% YoY INCREASE
ADJ. GROSS PROFIT BEFORE FV ADJUSTMENTS[1] $	$204MM	$32MM YoY INCREASE	19% YoY INCREASE
ADJ. GROSS MARGIN BEFORE FV ADJUSTMENTS[1] %	64%		500bps YoY INCREASE
NET INCOME/(LOSS) FROM CONTINUING OPERATIONS	$(59)MM	$(86)MM YoY DECREASE	(317)% YoY DECREASE
ADJ. EBITDA[1]	$54MM	$13MM YoY DECREASE	32% YoY INCREASE

"Our performance reflects Aurora's focused global medical cannabis strategy which has positioned us as a trusted provider in Canada, Europe, Australia, and New Zealand. We believe Aurora's leadership in medical cannabis is built upon our regulatory expertise, extensive and recently expanded supply network of EU-GMP certified facilities, and commercial execution"

Miguel Martin
Executive Chairman & CEO

1. This includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. These measures are not a standardized financial measures under the financial reporting framework used to prepare the financial and might not be comparable to similar financial measures disclosed by other issuers. These terms and the reconciliations to most comparable GAAP measure are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the FY26 Q4 MD&A, filed June 11, 2026, which can be found on Sedar+ and our website. Additional information and reconciliations can also be found in the appendix.
2. Results shown are from continuing operations. On February 17, 2026, the Company completed the divestiture of its 50.1% ownership interest in Bevo Agtech Inc. ("Bevo"). As such, Bevo has been excluded from the Company's 2026 continuing results, along with comparative figures, due to its classification as a discontinued operation. Please refer to the FY26 Q4 MD&A for further details.

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10

Aurora has the brand and product portfolio to support Global Medical Cannabis Leadership

FY26 PERFORMANCE:

$321MM NET REVENUE[1]

$(59)MM NET INCOME/(LOSS) FROM CONTINUING OPERATIONS

$54MM ADJ. EBITDA[1]

$164.7MM CLOSING CASH BALANCE[2]

OUR BRANDS:

AURORA, MedReleaf, WMMC, CanniMed, Whistler Cannabis Co., INDIMED, CraftPlant, PEDANIOS, TASTY'S, drift, Daily SPECIAL, Being, SAN RAF, GREYBEARD CANNABIS

LEADING MARKET SHARE IN CANADIAN MEDICAL WITH LEADING POSITIONS IN GERMANY (#1 & #3 PRODUCTS[3]), POLAND (#1 MARKET SHARE[4]), AUSTRALIA[5] (#3 MARKET SHARE[5]) AND NEW ZEALAND, REPRESENTING A GLOBAL ADDRESSABLE MARKET OF ~$9 BILLION[6]

AURORA IS WELL POSITIONED TO BENEFIT IN THIS RAPIDLY GROWING GLOBAL INDUSTRY DUE TO ITS EXTENSIVE PRODUCT PORTFOLIO, WORLD CLASS MANUFACTURING FACILITES AND CONSISTENT SUPPLY OF HIGH QUALITY PRODUCTS

1. This includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. Those measures are not a standardized financial measures under the financial reporting framework used to prepare the financial and might not be comparable to similar financial measures disclosed by other issuers. These terms and the reconciliations to most comparable GAAP measure are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the FY26 Q4 MD&A, filed June 11, 2026, which can be found on Sedar+ and our website. 2. Closing cash balance refers to cash and cash equivalents, restricted cash, and short-term investments as at March 31, 2026.
3. MedCanOneStop 4. IQVIA 5. FreshDATA 6. BDS Analytics "Updated Global Cannabis Market Forecasts, Spring 2025"

Driving Success Globally

GLOBAL MEDICAL NET REVENUE[1] (millions)
Q1 2024: $41.6; $16.2; $25.4
Q2 2024: $43.5; $18.1; $25.4
Q3 2024: $45.0; $19.2; $25.8
Q4 2024: $45.6; $19.2; $26.4
Q1 2025: $47.2; $20.1; $27.1
Q2 2025: $61.3; $35.0; $26.3
Q3 2025: $68.1; $40.9; $27.3
Q4 2025: $67.8; $41.0; $26.8
Q1 2026: $64.8; $37.1; $27.7
Q2 2026: $70.5; $42.7; $27.9
Q3 2026: $76.2; $48.0; $28.2
Q4 2026: $77.1; $48.8; $28.3
Canadian Medical
International Medical

KEY HIGHLIGHTS

- Aurora continues to be a market share leader in the Canadian medical cannabis
- Aurora maintains leadership positions in Germany, Australia and New Zealand
- Aurora holds #1 market share by volume and sales in Poland[3]
- International medical cannabis net revenue[1] surpassed Canadian Medical for the first time in Q2 2025
- Growth internationally has supported significant revenue gains over the last two years
- The German market has expanded significantly since de-scheduling in April 2024. In calendar year 2024, annual imports were ~70 metric tons increasing 193% to ~205 metric tons in 2025[4]
- Further momentum in Europe and across the globe is expected to support profitable revenue growth

1. This includes certain non-GAAP financial measures, which are intended to supplement, not substitute for, comparable GAAP financial measures. These measures are not a standardized financial measures under the financial reporting framework used to prepare the financial and might not be comparable to similar financial measures disclosed by other issuers. These terms and the reconciliations to most comparable GAAP measure are defined in the "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" section of the FY26 Q4 MD&A, filed June 11, 2026, which can be found on Sedar+ and our website. Additional information and reconciliations can also be found in the appendix.
2. 2022 was a 9 month period 3. IQVIA 4. Bfarm.de annual import records

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Leadership in Key Global Cannabis Markets

CANADA

- Leading Medical Market Share as of Q4 FY26
- High patient retention creates consistent revenue stream
- Manufacturing network of efficient EU and TGA GMP facilities to support pharma-grade global supply

GERMANY

- Market-leading portfolio with the #1 and #3 performing flower products in the rapidly growing flower segment as of Q4 FY26
- Leading supplier of flower in self payer segment, the fastest growing channel in Germany
- Continuing to capitalize on de-scheduling of medical cannabis which occurred in April 2024. Established network of partners involved in telemedicine which helps to drive sales
- Supplying products from domestic cultivation site, Aurora Leuna

AUSTRALIA

- #3 Market Share as per NostraData
- Acquired MedReleaf Australia in February 2024, the second largest medical cannabis distributor in the country
- Aurora one of the first Canadian LPs to receive GMP certification from the Australian regulatory agency (TGA)
- One of the first companies to offer pastilles and CO2 resin vape cartridge products alongside an expanded range of next generation cultivars

UNITED KINGDOM

- Focused on developing a strong market position through relationships with key distributors and supply of Channel Islands, a high-growth market
- Aurora Academy continues to be the leading educational platform for Health Care Professionals for cannabis in the UK
- One of the first companies to launch live resin cartridge products, alongside an expanded range of next generation cultivars

FRANCE

- Leading partner in medical pilot program
- Actively engaged in consultations around medical market framework, generalized legalization expected soon, pending further regulatory reviews

NEW ZEALAND

- Completed first shipment of medical cannabis in May 2024, with further innovation planned

POLAND

- Aurora maintains the #1 market share in rapidly growing Polish market, supported by our dominant position in the super high THC product segment and partnerships with local clinics
- Aurora currently supplies the market with several novel and proprietary cultivars that meet key unmet clinical needs for local patients

SWITZERLAND

- Diverse portfolio of products distributed via network of leading wholesalers

Leading Cannabis Manufacturing Facilities

One of the world's only fully integrated cannabis producers - combining science-based innovation, GMP certified craft-quality production at scale, and direct distribution in both Canada and Germany

Direct supply from our manufacturing facilities supports domestic and international growth opportunities

- European and Australian (TGA) GMP manufacturing facilities with the capacity to supply the rapidly expanding international cannabis markets with high quality manufactured products
- One of the select few companies globally with this pharma-grade designation across both manufacturing and distribution facilities in Canada and Germany
- Continued investment in technology, infrastructure, and science to maximize production efficiency and increase annual manufacturing capacity
- Acquired Safari Flower Company in April 2026, adding a 59,000 sq ft purpose-built EU GMP certified indoor cultivation and manufacturing facility to our network, adding incremental EU GMP capacity that is closely aligned with its existing cultivation and manufacturing sites
- Manufacturing, distribution and research facilities located in Canada and Germany, supporting direct supply from within our network to each of the key nationally legal markets

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Leading Science & Innovation Program

A state-of-the-art breeding and genetics facility, Aurora Coast, located in Vancouver Island's Comox Valley driving capacity increases and operational savings

- Designed specifically to develop the next big cultivars: high potency, disease resistant, with excellent bud structure and density, highly aromatic and expressing unique terpene profiles sought by patients and consumers
- In calendar year 2025, Aurora completed its transition of its portfolio of legacy cultivars. Our global network, including our Canadian and German sites, is now dedicated to cultivation high-performance "next-generation" cultivars developed and optimized by our Science and Operation's teams
- To date, 30+ new proprietary cultivars, grown at scale, since June 2021, with powdery mildew (PM2) resistant cultivars testing underway this year
- These cultivars allow for substantially higher minimum yield thresholds in multiple production environments, significantly increasing our annual production capacity within our network of Canadian and German facilities, while also supporting a lower cost per gram to manufacture
- The impact of the proprietary cultivars combined with investments in cultivation have enabled a 40% increase in EU GMP capacity over the last five years
- Licensing opportunities for proprietary cultivars, offering additional profitable revenue contributions
- Looking to the future, we continue to build what we believe is an industry-leading knowledge base with an intellectual property portfolio to capture the value of this investment and support further margin expansion

Aurora is focused on long-term value for shareholders

Aurora's sustained strategic focus on global medical cannabis, the highest-margin segment of the industry, combined with exceptional operational execution, supports international growth opportunities

In our view, Aurora is positioned for long-term growth for the following reasons:

- We are one of Canada's largest medical cannabis companies
- We are a leading Canadian exporter of medical cannabis, with world-class GMP facilities in Canada and Germany that enable us to supply global markets with high-quality, premium products
- We are market leaders in Canada, Germany, Australia and Poland – the four largest nationally legal medical cannabis markets
- We are well positioned to gain a strong foothold in emerging markets as they develop, drawing on our proven successful commercial execution and global regulatory expertise

We are fully committed to strengthening our leadership positions in Canada, Europe and Australia through consistent revenue generation and profitable market share growth

These advantages are the building blocks to enhance long-term value for our shareholders

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Opening the World to Cannabis™:

Expanding Global Access

Our purpose - Opening the World to Cannabis™ - guides how we show up as a global medical cannabis company. Enabled by science and empowered by people, we focus on responsibly expanding access to high quality medical cannabis by building trust and delivering consistent, reliable solutions for patients globally. As markets evolve, we apply our scientific expertise, manufacturing excellence, and patient first mindset to help remove barriers and support safe, sustainable access around the world.

In Canada, we further expanded patient access through the introduction of an enhanced compassionate pricing program, increasing income eligibility thresholds and extending affordability to a broader portion of the population. This program reflects our ongoing commitment to reducing financial barriers for patients who rely on medical cannabis as part of their care and ensuring access remains inclusive and sustainable.

When Veterans Affairs Canada announced changes to its medical cannabis reimbursement framework, we actively advocated to protect veterans from disruptions to their prescribed care. We worked to ensure veterans continued to have access to consistent, affordable medical cannabis, despite evolving reimbursement changes, which we oppose.

In Australia, we took a meaningful step toward inclusive access in 2025 by removing the concession card requirement for patients to access medical cannabis products under the IndiMed brand. By eliminating this eligibility barrier, any patient in Australia can now be prescribed IndiMed products, significantly broadening access to high quality, pharmaceutical grade medical cannabis while supporting prescribers with more streamlined treatment options.

Across Europe, we continued to support patient access by introducing new medical cannabis products in established, highly regulated markets, including Germany and Poland. In these markets, we introduced new EU GMP manufactured medical cannabis products with varied potencies, bringing additional treatment options to patients. These steps showcase how we responsibly scale access in complex regulatory environments by leveraging scientific expertise, global manufacturing standards, a strong commitment to compliance and deep regulatory knowledge.

Together, these initiatives reflect our approach to global access: focused, patient first, and grounded in responsible growth. As more markets continue to evolve their medical cannabis frameworks, we remain committed to supporting systems that prioritize safety, affordability, and long-term patient confidence; advancing our purpose of Opening the World to Cannabis™ responsibly and with care.

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Social Responsibility at Aurora:
Leading with Care and Accountability

AURORA CARES: PUTTING COMPASSION  INTO ACTION

At Aurora, our approach to social responsibility is grounded in a simple belief: that caring for people - employees, patients, and the communities we serve - is central to everything that we do. This commitment comes to life through Aurora Cares, our unique framework that unites how we support our people, foster inclusive leadership, and contribute meaningfully beyond our organization. It shows who we are, how we lead, and how we build trust.

A CULTURE OF SAFETY, WELLNESS, AND CARE

Protecting the health and safety of our people is a foundational responsibility and a core operating principle across the company. Our leadership teams reinforce this commitment by embedding safety expectations into day-to-day operations, supported by proactive reporting, targeted corrective actions, and continuous improvement across our sites.

Employee wellness is further reinforced through internal programs such as GLOW, Get-Lit-On-Wellness, a curated program for our global team, which promotes physical, mental, social, financial wellbeing, encouraging employees to take care of themselves and one another. Together, these efforts foster a workplace where safety and wellness are not standalone initiatives, but part of how we operate every day .

We’re proud to be recognized as one of Canada's Healthiest Workplaces by Dialogue, a premier virtual healthcare and wellness platform in Canada. The award recognizes Canadian organizations that champion employee wellbeing, demonstrating our efforts to prioritize the well-being of employees and our ability to create a supportive and healthy work environment.

INVESTING IN TALENT, GROWTH, AND BELONGING

Attracting and retaining top talent is essential to our success and long-term performance. We take a deliberate approach to building careers, not just roles, backed by ongoing investment in training, leadership development, and skills-building across the organization.

Programs like Spark and Ignite reflect our commitment to equipping employees with the tools and confidence they need to grow, adapt, and lead in a fast-paced work environment. Spark, our internally curated leadership development program, supports people leaders across the organization through structured learning, coaching, and peer connection. Ignite extends this approach to operations and front-line leaders, providing practical, day-to-day leadership training tailored to the realities of fast-moving, operational environments. Designed and delivered by our internal teams, these programs ensure development is relevant, accessible, and aligned with how we work.

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Our people-first approach has been reinforced through external recognition, including being named the 2025 Canadian HR Team of the Year (500 employees or more) and the Canadian Leading HR Team 2026 by HRD Canada, reflecting the strength of our talent strategy, culture, and people practices. These recognitions are meaningful as validation of our focus on creating a workplace where employees can thrive, contribute, and feel valued .

This year, we’re pleased to have introduced a Paid Family Leave Top-Up Program, helping ease the transition for our employees when growing a family. This people-first policy reflects our belief that caring for our employees goes beyond the workplace.

ENCOURAGING DIVERSE PERSPECTIVES

We believe that diverse perspectives strengthen leadership, decision-making, and long-term outcomes. We support this through employee-led Employee Resource Groups (ERGs) that foster connection and community, to representation at the board and senior leadership levels. One example is our Women Empowerment Network (“WEN”), a global, employee-led group that creates opportunities for women at Aurora to connect, share experiences, and engage in open dialogue. Each year, WEN leads International Women’s Day activities across the organization, including conversations and peer engagement that bring employees together around shared experiences and perspectives. These efforts provide space for different perspectives to be shared, helping to strengthen an inclusive and collaborative workplace.

We are proud to have been named in the Globe & Mail’s Report on Business “Women Lead Here” list for the 2nd consecutive year. To be included on this list, their researchers assessed nearly 500 publicly traded companies in Canada with an annual revenue greater than $50M and evaluated each company’s top three tiers of executive leadership. We were ranked with the women executive percentage of 50% and Aurora was one of 85 Canadian companies that made the list.

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SUPPORTING COMMUNITIES WHERE WE LIVE AND WORK

Through Aurora Cares, we seek to make a positive and lasting impact beyond our workplace. Community engagement includes employee participation in charitable initiatives, support for veterans and patient communities through programs such as Strains for Heroes, and partnerships with organizations aligned with access, care, and social wellbeing. In fiscal 2026, Aurora continued to reinvest in communities through Strains for Heroes, directing a portion of net profits to Veteran focused organizations across Canada that support mental health, food security, disaster response, and community connection.

Employees are encouraged to give back through volunteer opportunities and community events, including access to a paid volunteer day each year through Aurora Cares, available to employees across our global organization. This allows employees to support registered charitable organizations individually or as part of a team, reinforcing a shared sense of purpose and connection to the communities where we live and work. Several of our team members globally rally together for community clean-up days and food drives, allowing them to respond to the immediate needs of their local communities.

ENGAGING TRANSPARENTLY WITH STAKEHOLDERS

Our social commitments are communicated openly and responsibly through ongoing engagement with employees, shareholders, patients, partners, and the broader community. External communications, including investor materials, public disclosures, and our corporate online presence, play an important role in sharing progress, maintaining accountability, and reinforcing trust.

By prioritizing people, inclusion, and community impact alongside strong governance, Aurora’s social responsibility efforts support our long-term strategy and reflect our purpose of Opening the World to Cannabis™ responsibly, thoughtfully, and with care.

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Management Information Circular

Containing information as of June 15, 2026 (unless stated otherwise)

SOLICITATION OF PROXIES

This Management Information Circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of the Company for use at the Annual General Meeting of the shareholders of the Company (and any adjournment thereof) to be held at 1:00 pm Eastern Time on Friday, August 7, 2026 (the “Meeting”) by live webcast at the link and for the purposes set forth herein and in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. Aurora has engaged Kingsdale Advisors (“Kingsdale”) to provide a broad array of strategic advisory, governance, strategic communications, digital and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of Aurora. All costs of solicitation by management will be borne by the Company. We have arranged for intermediaries to forward the Meeting proxy materials to shareholders who do not hold Common Shares in their own name (“Beneficial Shareholders”) of record by those intermediaries. We may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

General Proxy Information

NOTICE AND ACCESS

The Company has elected to use the notice and access procedure (“Notice and Access”) available in National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for the delivery of meeting materials to shareholders for the Meeting. Under Notice and Access provisions, shareholders will receive a notice (“Notice and Access Notice”) containing information on how they can access this Information Circular and accompanying Notice of Meeting (the “Meeting Materials”) electronically instead of receiving a printed copy, and if a shareholder wishes, how to receive a printed copy of the Meeting Materials. Together with the Notice and Access Notice, shareholders will receive a proxy (“Proxy”), in the case of Registered Shareholders (as defined below), enabling them to vote at the Meeting. The Meeting Materials will be posted on the Company’s website at https://www.auroramj.com/investors/corporate-governance/ and will remain on the website for one year. The Meeting Materials will also be available on the Company’s corporate profile at https://www.sedarplus.ca. All Registered and Beneficial Shareholders will receive a Notice and Access Notice.

The individuals named in the accompanying form of Proxy are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than any of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and vote on your behalf at the Meeting. In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy FOR the approval of such matter.

REGISTERED SHAREHOLDERS

Shareholders who hold Common Shares registered in their own name (“Registered Shareholders”) may wish to vote by proxy whether or not they are able to attend the virtual Meeting. Registered Shareholders may choose one of the following options to submit their Proxy:

•	complete, date and sign the enclosed form of Proxy and return it to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1 or by hand delivery to the 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;
•	use a touch-tone phone to transmit voting choices to a toll-free number. Registered Shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll-free number, the holder’s account number and the 15-digit control number; or

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•	use the internet through the Computershare website at https://www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the 15-digit control number.

In all cases, the Registered Shareholder must ensure the Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting (or the adjournment thereof) at which the Proxy is to be used. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion without notice.

If you have any questions or need assistance with the completion and delivery of your form of Proxy, please contact our strategic shareholder advisor and solicitation agent, Kingsdale, by telephone at 1-800-749-9052 (toll-free in North America) or 416-623-4172 (text and call enabled), or by email at contactus@kingsdaleadvisors.com.

BENEFICIAL SHAREHOLDERS

The following information is of significant importance to Beneficial Shareholders. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and in the United States (the “U.S.”), under the name of Cede & Co. as nominee for The Depository Trust and Clearing Corporation (which acts as depositary for many U.S. brokerage firms and custodian banks). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of Proxy supplied to you by your broker will be similar to the Proxy provided to Registered Shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada and in the United States. Broadridge mails a Voting Instruction Form (a “VIF”) in lieu of a Proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person, other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting. The person you appoint as a representative need not be a shareholder of the Company. You may appoint yourself as the representative of your Common Shares. To exercise your right to appoint a representative, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with Broadridge’s instructions, well in advance of the Meeting in order to have the Common Shares voted at the Meeting or to have an alternate representative duly appointed to attend the virtual Meeting and vote your Common Shares. Beneficial Shareholders may be contacted by Kingsdale to conveniently obtain a vote directly over the phone using Broadridge’s QuickVote™ application.

QUESTIONS ON HOW TO VOTE?

If you have any questions about notice and access, please call our strategic shareholder advisor and solicitation agent, Kingsdale, by telephone at 1-800-749-9052 (toll-free in North America) or 416-623-4172 (text and call enabled), or by email at contactus@kingsdaleadvisors.com

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ADDITIONAL INFORMATION FOR APPOINTING A PROXYHOLDER

Registered and Beneficial Shareholders

Shareholders who wish to appoint someone other than the Aurora representatives named in the form of Proxy or VIF as their proxyholder to participate at the Meeting as their proxy and vote their shares MUST first submit their Proxy or VIF, as applicable, appointing that person as proxyholder AND then register that proxyholder online, as described below.

Registering your proxyholder is an additional step that must be completed AFTER you have submitted your Proxy or VIF. Failure to register the proxyholder will result in the proxyholder not receiving a username that is required to participate and vote at the Meeting.

To register a proxyholder, shareholders MUST visit https://www.computershare.com/Aurora no later than Wednesday, August 5, 2026 at 1:00 p.m. Eastern Time and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email.

United States Beneficial holders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Meeting. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to Computershare (100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, email: USlegalproxy@computershare.com).

If you appoint a proxyholder other than yourself or the named Aurora representatives, please make them aware and ensure they will participate at the Meeting and have received their username prior to the Meeting. If your proxyholder does not receive a username and attend the Meeting, your shares will not be voted.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 of the U.S. Exchange Act. Accordingly, this Information Circular has been prepared in accordance with applicable Canadian disclosure requirements. Shareholders of the United States should be aware that such requirements differ from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Any information concerning the Company and its operations has been prepared in accordance with Canadian standards under applicable Canadian securities laws and may not be comparable to similar information for United States companies.

Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, and are subject to auditing and auditor independence standards in Canada which will differ in certain respects from United States generally accepted accounting principles and from practices prescribed by the U.S. Securities and Exchange Commission (“SEC”) and thus, may not be comparable to financial statements of United States companies. Such consequences for shareholders who are resident in, or citizens of, the U.S. may not be described fully in this Information Circular.

The enforcement by shareholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of their officers and directors and the experts named herein are residents of a foreign country and a substantial portion of the Company’s assets and the assets of such persons are located outside of the United States.

REVOCATION OF PROXIES

In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a Proxy may revoke it by:

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•	executing a Proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Registered Shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the Proxy bearing a later date to Computershare, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or
•	personally attending the virtual Meeting and voting the Registered Shareholder’s Common Shares.

A revocation of a Proxy will not affect a matter on which a vote is taken before the revocation.

NOTE: If you are using a 15-digit control number to login to the virtual Meeting and you accept the terms and conditions, you will only be revoking any and all previously submitted Proxies IF you enter a vote while the virtual Meeting is in session. If you do not want to revoke a previously submitted proxy, please do not vote while the Meeting is in session.

ATTENDING AND PARTICIPATING AT THE VIRTUAL MEETING

Shareholders and duly appointed proxyholders can attend the meeting online at: meetnow.global/MPUKQY6.

•	Registered Shareholders and duly appointed proxyholders can participate in the meeting by clicking “Shareholder” and entering a Control Number or an Invite Code before the start of the meeting.
•	Registered Shareholders: the 15-digit control number is located on the Form of Proxy or in the email notification you received.
•	Duly appointed proxyholders: Computershare Trust Company of Canada OR Computershare Investor Services Inc. (together, “Computershare”) will provide the proxyholder with an Invite Code by email after the voting deadline has passed.
•	Attending and voting at the meeting will only be available for Registered Shareholders and duly appointed proxyholders.
•	Non-Registered Shareholders who have not appointed themselves as proxyholders to participate and vote at the meeting may login as a guest, by clicking on “Guest” and complete the online form; however, they will not be able to vote or submit questions.
•	Non-Registered Shareholders who have not appointed themselves as proxyholders to participate and vote at the meeting will not be able to attend the meeting online.

Shareholders who wish to appoint a third-party proxyholder to represent them at the virtual meeting must submit their Proxy or VIF (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their Proxy or VIF. Please refer to “Additional Information for Appointing a Proxyholder”.

In order to participate online, Shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing an Invite Code.

The virtual meeting platform is fully supported across most commonly used web browsers (note: Internet Explorer is not a supported browser). We encourage you to access the meeting prior to the start time. It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

Participating in the meeting: The meeting will only be hosted online by way of a live webcast. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to attend the virtual meeting is provided below.

•	Registered Shareholders and appointed proxyholders: Only those who have a 15-digit control number, along with duly appointed proxyholders who were assigned an Invite Code by Computershare, will be able to vote and submit questions during the meeting. To do so, please go to meetnow.global/MPUKQY6 prior to the start of the meeting to login. Click on “Shareholder” and enter your 15-digit control number or click on “Invitation” and enter your Invite Code.
•	United States Beneficial Shareholders: To attend and vote at the virtual meeting, you must first obtain a valid Legal Proxy from your broker, bank or other agent and then register in advance to attend the meeting. Please refer to “Additional Information for Appointing a Proxyholder”.

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Voting at the meeting: A Registered Shareholder (or a Non-Registered Shareholder) who has appointed themselves or appointed a third-party proxyholder to represent them at the meeting, will appear on a list of proxyholders prepared by Computershare, who is appointed to review and tabulate proxies for this meeting. To be able to vote their shares at the meeting, each Registered Shareholder or proxyholder will be required to enter their control number or Invite Code provided by Computershare at meetnow.global/MPUKQY6 prior to the start of the meeting.

In order to vote, Non-Registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at https://www.computershare.com/Aurora AFTER submitting their VIF in order to receive an Invite Code (see details under the heading “Appointment of proxies” for details).

Q&A

Registered Shareholders and duly appointed proxyholders who login to participate at the virtual Meeting will be able to ask questions, provided they are connected to the Internet.

Any shareholder who wishes to pose questions in advance of the Meeting is invited to send them by email to ir@auroramj.com.

INTERESTS OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor, the approval of the advisory vote on executive compensation, and as otherwise set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board has fixed June 15, 2026 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting.

Only shareholders of record at the close of business on the Record Date who either attend the virtual Meeting or complete, sign and deliver a form of Proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares as of June 15, 2026.

INTERCORPORATE RELATIONSHIPS

At the date of this Information Circular, the Company operates its business through its six (6) material wholly owned subsidiaries. Please refer to the Company’s Annual Information Form for the fiscal year ended March 31, 2026 dated June 10, 2026 (the “2026 AIF”) posted to the Company’s SEDAR+ profile at https://www.sedarplus.ca, which sets out the Company’s material subsidiaries.

AUTHORIZED CAPITAL

The Company is authorized to issue an unlimited number of Common Shares without par value. As of June 15, 2026, there were 61,956,924 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is also authorized to issue an unlimited number of Class “A” Shares with a par value of $1.00 each and is authorized to issue an unlimited number of Class “B” Shares with a par value of $5.00 each. There were no Class “A” Shares and no Class “B” Shares issued and outstanding as of June 15, 2026.

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Class “A” Shares: Class “A” Shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class “A” Shares of each series and the designation, rights and restrictions attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class “A” Shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class “A” Shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

Class “B” Shares: Class “B” Shares may be issued from time to time in one or more series, and the directors may fix from time to time before such issue the number of Class B shares of each series and the designation, rights and privileges attached thereto including any voting rights, dividend rights, redemption, purchase or conversion rights, sinking fund or other provisions. The Class “B” Shares rank in priority over Common Shares and any other shares ranking by their terms junior to the Class “B” Shares as to dividends and return of capital upon liquidation, dissolution or winding up of the Company or any other return of capital or distribution of the assets of the Company.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with the securities commissions or similar authority in all provinces of Canada are specifically incorporated by reference in this Information Circular:

•	The Company’s 2026 AIF;

•	The Company’s audited consolidated financial statements for the financial years ended March 31, 2026 and March 31, 2025, the reports of the auditor’s thereon (the “Annual Financial Statements”), and the related management’s discussion and analysis (the “Annual MD&A”), both of which will be tabled at the Meeting; and
•	The Charter of the Company’s audit committee (the “Audit Committee”), a copy of which is attached as Schedule “A” to the 2026 AIF.

These documents are also available under the Company’s SEDAR+ profile at https:://www.sedarplus.ca.

Additional information relating to these documents may be obtained by a shareholder upon request without charge by sending an email to ir@auroramj.com.

VOTES NECESSARY TO PASS RESOLUTIONS

With respect to the election of directors, the Board has determined that five (5) directors are to be elected at the Meeting. Accordingly, there are five (5) director positions to be filled. If there are more nominees for election as directors than there are vacancies to fill, the five (5) nominees receiving the greatest number of votes will be elected. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. Subject to the majority voting policy described below, the five (5) nominees receiving the highest number of votes may be, at the discretion of the Board, considered elected, even if a director gets fewer “for” votes than “withhold” votes. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be appointed at the Meeting. A simple majority of affirmative votes cast at the Meeting is required to pass the other resolutions described herein.

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CAUTIONARY STATEMENT: FORWARD-LOOKING STATEMENTS

This Information Circular includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur.

Forward-looking information or statements contained in this Information Circular have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company’s operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company’s operations; and the Company’s ability to conduct operations in a safe, efficient, and effective manner. The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control. Such forward-looking statements are estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management’s estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management’s estimation that SG&A will grow only in proportion to revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, and other risks as set out under “Risk Factors” contained in the 2026 AIF. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements. The Company cautions that the list of risks, uncertainties and other factors described in the 2026 AIF is not exhaustive and other factors could also adversely affect its results.

Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to the Company on the date hereof, no assurance can be given as to future results, approvals or achievements. Forward-looking statements contained in this Information Circular and in the documents incorporated by reference herein are expressly qualified by this cautionary statement.

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Business to be Conducted at the Meeting

ITEM 1: ELECTION OF DIRECTORS

As of the date of this Information Circular there are five (5) directors of the Company. Management proposes that the number of persons to be elected at the Meeting to act as directors of the Company for the ensuing year be fixed at five (5).

All of management’s nominees for election at the Meeting are currently directors of the Company. If, however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated for election at the Meeting. The persons named in the Proxy intend to vote for the election of the proposed nominees set out below and to exercise their discretionary authority to vote for the election of any other person in place of a nominee unable to stand for election.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Independence

Four (4) of the five (5) candidates (80%) proposed for election qualify as unrelated and independent, as they are independent from management and free from any interest, function, business, or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the Company’s best interest. The Board has determined that only the Company’s Executive Chairman and Chief Executive Officer (“CEO”) is considered a non-independent director.

BOARD INTRODUCTION

The Board plays a critical role in overseeing the strategic direction, governance and long-term success of the Company. In an industry that continues to face shifting regulatory frameworks, pricing pressures, capital constraints and ongoing market consolidation, it is of the utmost importance to have disciplined oversight and informed, consistent Board leadership. In this environment, the continuity and institutional knowledge of Board members are keys strengths, enabling the organization to navigate complexity, manage risk effectively, and capitalize on emerging opportunities.

As you will see in the bios and skills matrix that follow, the Aurora Board brings to the table a diverse skill set across multiple industries. Each Board member continues to be highly engaged and committed to Aurora’s continued success and vision as we continue advancing our purpose of Opening the World to Cannabis™. We are thankful to them for their valuable partnership and contributions.

With respect to Board succession planning, the Chair of the N&CGC, supported by fellow Board members, has been actively working to recruit a qualified female candidate to replace Theresa Firestone following her departure last summer. The Board remains committed to completing this process and restoring 30% Board diversity representation ahead of the 2027 annual general meeting.

All other director information can be found in this section under the heading “Director Compensation” and in the section entitled “Corporate Governance Practices”.

Thank you for supporting the re-election of our Board members.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ELECTION OF EACH NOMINEE SET FORTH BELOW, TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL THEIR RESPECTIVE SUCCESSORS ARE ELECTED.

Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR each nominee.

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Miguel Martin

EXECUTIVE CHAIRMAN AND CEO

VIRGINIA, USA

DIRECTOR SINCE SEPTEMBER 2020
AGE: 54

AREAS OF EXPERTISE:

•     Executive leadership

•     Strategic planning and execution

•     Consumer packaged goods

•     International regulated products

CURRENT OCCUPATION:

CEO and Executive Chairman of the Company

BUSINESS EXPERIENCE:

Miguel Martin’s career spans 30 years in consumer-packaged goods, covering various regulated categories and fast-moving markets. He joined Aurora from Reliva, where he served as President and CEO, and prior to that served as President and General Manager of Logic Technology, one of the world’s largest manufacturers of electronic cigarettes. Under his leadership, Logic was launched in over 38 countries, securing leading global market share which poised the company for a successful acquisition. He also served as Senior Vice-President and General Manager of Altria Sales & Distribution, one of the largest producers and marketers of tobacco, cigarettes and related products globally. While in that role, he led the sales organization responsible for Philip Morris USA, UST and John Middleton.

Mr. Martin’s strength is in building winning teams in sales, marketing and operations, and he has a deep understanding of navigating regulated markets including tobacco, alcohol and cannabis. His distinguished career is anchored by his success in global expansion and sales excellence.

EDUCATION:

Mr. Martin obtained his Bachelor of Science from the University of Vermont in 1994 and completed Laws/Regulations/Compliance and Litigation Representation Training in 2010.

MEMBERSHIPS, DESIGNATIONS & AWARDS:

In 2015, Mr. Martin won the Pinnacle Award for leadership from the National Association of Tobacco Stores.

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Michael Singer

LEAD INDEPENDENT DIRECTOR

MONTREAL, CANADA

DIRECTOR SINCE MAY 2016

AGE: 61

AREAS OF EXPERTISE:

•     Strategic planning and execution

•     Finance

•     Executive leadership

•     Mergers and acquisitions

•     Capital markets

•     Corporate governance

CURRENT OCCUPATION:

Retired, public company director

BUSINESS EXPERIENCE:

Michael Singer has extensive financial management, capital markets and corporate governance experience in the pharmaceutical and medical cannabis industries. He formerly acted as Aurora’s Interim CEO (February 2020 to September 2020) and Executive Chairman (until May 2021). In addition, he acted as the Chief Financial Officer of Nasdaq-listed Clementia Pharmaceuticals Inc., a Montreal based clinical stage biopharmaceutical company from May 2015 until July 2018. From May 2014 until June 2015, he was Chief Financial Officer of Bedrocan Cannabis Corp.

Mr. Singer has held numerous independent director roles in Canadian public health care companies, and previously served as CFO and Corporate Secretary for TSX-V listed Thallion Pharmaceuticals Inc. Since February 2023, he has been a director of the Children’s Starlight Foundation Canada.

EDUCATION:

Mr. Singer holds a Graduate Diploma in Public Accounting from McGill University and a Bachelor of Commerce from Concordia University.

MEMBERSHIPS, DESIGNATIONS & AWARDS:

CGA and CPA, Quebec Order of Chartered Professional Accountants

PUBLIC BOARDS:

Metalite Resources Inc. (formerly RooGold Inc.) (CSE) from March 2022 to April 2023

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Chitwant Kohli

INDEPENDENT DIRECTOR AND CHAIR OF THE AUDIT COMMITTEE

TORONTO, CANADA

DIRECTOR SINCE JANUARY 2022

AGE: 61

AREAS OF EXPERTISE:

•    Audit and risk management

•    Financial reporting/oversight

•    Strategic planning and operations

•    International markets

CURRENT OCCUPATION:

Retired, public company director

BUSINESS EXPERIENCE:

Chitwant Kohli joined the Board in January 2022 after a fulsome career as a senior financial executive with significant experience in finance, strategic planning, real estate, and operations. After 29 years of service at Royal Bank of Canada (RBC) where he enhanced the company's industry leading position, Mr. Kohli retired as Senior Vice President of Enterprise Operations and Payments. In his last role at RBC, he led a global team of 1,800 members and was responsible for operating and expanding the shared services of payments and trade, cash processing, human resources and finance related services. Mr. Kohli also held key executive roles including Senior Vice President of Retail Finance where he was responsible for providing finance leadership for Canadian, U.S. and Caribbean banking, wealth management, insurance, technology and operations, and global functions.

EDUCATION:

Mr. Kohli is a graduate of Panjab University where he obtained his Bachelor of Commerce in 1984, Guru Nanak Dev University where he obtained his MBA in 1986 and the University of Toronto where he obtained his Master of Laws (LLM) in Technology and Innovation Laws in 2019.

MEMBERSHIPS, DESIGNATIONS & AWARDS:

CPA, Chartered Professional Accounts of Canada (1991) ICD.D, Institute of Corporate Directors (2018)

PUBLIC BOARDS:

Currency Exchange International (TSX) from October 2017 to present

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Norma Beauchamp

INDEPENDENT DIRECTOR AND CHAIR OF THE N&CGC

TORONTO, CANADA

DIRECTOR SINCE JULY 2018

AGE: 65

AREAS OF EXPERTISE:

•     Corporate governance and nominating

•     Global pharmaceutical executive

•     Healthcare

•     Health and wellness

•     Executive leadership

•     Patient advocacy

CURRENT OCCUPATION:

Retired, public company director

BUSINESS EXPERIENCE:

Norma Beauchamp brings over three decades of experience in the corporate and non-profit sectors to her role having held senior leadership positions in Canada and Germany, including executive positions at Bayer and Sanofi. Ms. Beauchamp currently serves on the boards of Extendicare and HLS Therapeutics and is the Regional Ambassador and Mentor with Women Get on Board. Formerly, Ms. Beauchamp was a director, chair of the corporate governance and compensation committees and a member of the audit committee of MedReleaf, and Chief Executive Officer of Cystic Fibrosis Canada. Throughout her career, she has been a patient advocate, working with patient and healthcare organizations to enhance access to care.

EDUCATION:

Ms. Beauchamp has completed the University of Toronto’s Rotman School of Management Directors Education Program and obtained a Bachelor of Business Administration in Marketing from Bishop’s University.

MEMBERSHIPS, DESIGNATIONS & AWARDS:

ICD.D. certification from the University of Toronto, Rotman School of Management (2010); and BMO: Celebrating Women on Boards

- 2021 Honouree

PUBLIC BOARDS:

•     HLS Therapeutics Inc. (TSX) - June 2021 to present

•      Extendicare (TSX) - May 2019 to present

•      Dialogue Health Technologies Inc. (TSX) - April 2020 to October 2023

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Rajesh Uttamchandani

INDEPENDENT DIRECTOR

TORONTO, CANADA

DIRECTOR SINCE MAY 2024

AGE: 58

AREAS OF EXPERTISE:

•     Strategy development

•     Innovation

•     Human capital

•     Governance

CURRENT OCCUPATION:

Retired, public company director

BUSINESS EXPERIENCE:

Rajesh (Raj) Uttamchandani has had a distinguished career, serving as an executive leader and board member for various public and private entities spanning industries, and a proven track record of increasing business performance and value through strategic planning, human capital, governance and innovation. He is a renowned executive and management consultant who has successfully strategized and executed pivotal transformations for global public organizations. Mr. Uttamchandani has also been instrumental in steering small to medium-sized, unicorn technology companies through periods of hyper-growth. His strategic insights and hands-on approach have consistently led to substantial business advancements and value creation. Most recently, he was the Chief People Officer for ApplyBoard, an organization recognized as one of the fastest-growing technology companies in Canada. Previous roles include serving as Chief Operating Officer and Chief People Officer at MaRs Discovery District, North America’s largest urban innovation hub committed to advancing companies during their prime periods of growth and Chief Human Resources Officer and Managing Director at Zafin, a Global FinTech supporting modernization of the world’s Tier-1 banks.

EDUCATION:

Mr. Uttamchandani obtained his Master of Industrial Relations and Human Resources from University of Toronto, a Juris Doctor from Osgoode Hall Law School, and an L.L.M in Employment and Labour, also from Osgoode Hall Law School.

MEMBERSHIPS, DESIGNATIONS & AWARDS

Mr. Uttamchandani holds an Institute of Corporate Director designation (ICD.D) and is a lawyer called to the Bar of Ontario.

PUBLIC BOARDS:

• LifeSpeak Inc. (TSX) from June 2023 to June 2025

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BOARD SKILLS MATRIX

The Nominating and Corporate Governance Committee (“N&CGC”) of the Board has identified the top competencies of the nominees for election as a director of the Company in the context of the below matrix.

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ADDITIONAL DISCLOSURE RELATING TO DIRECTORS

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

None of the nominees proposed for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Within the 10 years preceding the date of this Information Circular, no nominee for election as a director of the Company was a director, or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;
b)	subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;
c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings;
d)	subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
e)	subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

MAJORITY VOTING POLICY

The Company has adopted a majority voting policy (the “Majority Voting Policy”) that applies to the election of directors. Under the Majority Voting Policy, a director who is elected with more votes withheld than cast in favour of his or her election will be required to tender his or her resignation to the Executive Chairman of the Board. The resignation will be effective when accepted by the Board and the nominee director will not participate in any committee or Board meetings or deliberations on this matter. The Majority Voting Policy does not apply in circumstances involving contested director elections.

The N&CGC will consider the resignation and make a recommendation to the Board on whether or not the resignation should be accepted. In considering the recommendation of the N&CGC, the Board will consider the factors taken into account by the committee and such additional information and factors that the Board considers relevant. The Board expects that resignations will be accepted unless there are extenuating circumstances that warrant a contrary decision.

The Board will announce its decision (including the reasons for not accepting any resignation) by way of a news release within 90 days of the date of the meeting at which the election occurred and provide a copy of the news release to the Toronto Stock Exchange (“TSX”). If the resignation is accepted, subject to any applicable law, the Board may leave the resultant vacancy unfilled until the next annual general meeting, fill the vacancy through the appointment of a new director, or call a special meeting of shareholders at which there will be presented one or more nominees to fill any vacancy or vacancies.

The Majority Voting Policy can be found on the Company’s website https://www.auroramj.com/investors/corporate-governance/.

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ADVANCE NOTICE PROVISION

The Company’s Articles include advance notice provisions (the “Advance Notice Provision”) concerning nomination of directors for election by shareholders. The Advance Notice Provision provides for advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company other than pursuant to (i) a requisition of a meeting made pursuant to the provisions of the BCBCA, or (ii) a shareholder proposal made pursuant to the provisions of the BCBCA.

The purpose of the Advance Notice Provision is to ensure that all shareholders, including those participating in a meeting by Proxy rather than in person, receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. The Advance Notice Provision fixes a deadline by which holders of Common Shares must submit director nominations to the Company prior to any annual or special meeting of shareholders at which election of directors will be presented and sets forth the minimum information that a shareholder must include in the advance notice to the Company for it to be in proper written form.

The Advance Notice Provision also requires that all proposed director nominees deliver a written representation and agreement that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person’s term in office as a director.

The foregoing is merely a summary, is not comprehensive and is qualified by the full text of such provision in the Company’s Articles, which can be viewed on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.

In accordance with the Advance Notice Provision, any additional director nominations for the Meeting must be received by the Company in compliance with the Company’s articles by no later than the close of business on July 8, 2026. If no such nominations are received by the Company prior to such date, management’s nominees for election as directors set forth herein will be the only nominees eligible to stand for election.

SUSTAINED PROGRESS ON INTERNAL CONTROLS OVER FINANCIAL REPORTING (ICFR) REMEDIATION

As we have navigated in an emerging industry with a multitude of challenges and as we right-sized the organization to better drive profitability and growth, the Company has reported material weaknesses in its ICFR. Control remediation continues to be a top priority for the Audit Committee, CEO, CFO and the rest of the management team, with significant progress made to date.

What has been remediated

The Company successfully remediated numerous management review controls in the areas of long-term liabilities, goodwill and impairment, revenue and receivables, taxes, and financial statement close processes that contributed to the material weakness reported in fiscal 2025’s MD&A. Similarly, the Company implemented controls within its Australia-New Zealand business unit, and it was concluded that the material weakness reported in fiscal 2025 specific to the business unit’s insufficient segregation of duties and personnel was remediated successfully.

What is new

The Company identified a new material weakness in fiscal 2026 specific to the Company’s biological assets and inventory valuation processes and controls, which have an inherent level of complexity and risk of error due to the use of assumptions and the high level of sensitivity of estimates used in the presentation of biological assets fair value, impairments and provisions, as well as cost of sales. Notwithstanding this complexity, management continues to implement strong controls and enhance business processes to mitigate reporting risk and eliminate control deficiencies.

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What we continue to do

Enterprise Resources Planning (“ERP”) System

A key effort towards remediation continues to be the deployment of an ERP system across the organization. With oversight from the Audit Committee, the Company has invested significant time and money towards this work and reports on progress at least quarterly. Fiscal 2027 marks the final year of this important, transformational work which initially kicked off in fiscal 2023.

ERP deployment across the organization will contribute to reducing material weaknesses by establishing standard processes and software applications, reducing disparate IT applications and simplifying the IT environment, resulting in fewer cases of manual data/information manipulation or compilation. Through partial implementation to date, including deployment in the Australia business unit and enhancements at both Corporate and EU business units, this work has already resolved a number of identified control deficiencies within the organization.

Remediation Plan

In addition to the ERP project, a number of management initiatives have resulted in improvements within the Company’s control environment:

✓	A comprehensive review of the Company’s key corporate business processes and controls to streamline manual review process steps and rationalize controls that reflect changes in the Company’s business and operating environment.
✓	Modifying existing controls and implementing new controls that operate effectively to address known system limitations or third-party data availability regarding assurance and segregation of duties.
✓	Continued efforts to integrate the Australia business unit into the Company’s control environment.
✓	The divestiture of the 50.1% controlling interest in Bevo Agtech Inc. on February 17, 2026, resulting in the entity no longer consolidating into the Company’s financial statements and being removed from the scope of management’s assessment of ICFR for the year ending March 31, 2026.

Further, and following the identification of material weaknesses in the fiscal 2025 period, management, with oversight from the Audit Committee, initiated a Company-wide remediation plan with the assistance of a top-tier professional services firm, that is designed to remediate known control deficiencies and address changes in risk based on business process growth. In fiscal 2026 and continuing into fiscal 2027, management continues to undertake the following:

✓	Updating the Company’s key business processes and controls to reflect changes in the Company’s business and operating environment, with a goal of streamlining the respective controls and reducing the reliance on or sensitivity of assumptions and estimates in key forecasts and valuation models.
✓	Enhancing the use of reliable, complete and accurate data in the performance of key controls, including the ongoing reduction of reliance on manual data and management review controls.
✓	Enhancing the tools and hands-on training available to staff and control owners to enable the timely and consistent execution of controls .

We believe these measures, and others that may be implemented, will remediate the identified material weakness in ICFR. Detailed information can be found in our financial statements and accompanying management discussion and analysis, which are available under our profile at www.sedarplus.ca.

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Business to be Conducted at the Meeting

ITEM 2: APPOINTMENT OF AUDITOR

The Board recommends that Ernst & Young LLP (“Ernst & Young”) with offices at 1133 Melville Street, Suite 1900, Vancouver, BC, be appointed as auditor of the Company for the ensuing year. Ernst & Young was initially approved for appointment by shareholders on August 9, 2024. Ernst & Young is subject to the oversight of the Canadian Public Accountability Board, as required under the Canadian Securities Administrators’ (the “CSA”) National Instrument 52-108 - Auditor Oversight. Auditor independence is essential to the integrity of our financial statements and Ernst & Young has confirmed its status as independent within the meaning of the Canadian and US securities rules.

At the Meeting, shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to appoint Ernst & Young to serve as auditor of the Company until the next annual meeting of shareholders and to authorize the directors of the Company to fix their remuneration as such.

THE BOARD PROPOSES THAT ERNST & YOUNG BE APPOINTED AS AUDITOR OF THE COMPANY AND RECOMMENDS THAT YOU VOTE FOR THE APPOINTMENT OF ERNST & YOUNG AS OUR AUDITOR. YOU MAY VOTE FOR THE APPOINTMENT OF ERNST & YOUNG AS OUR AUDITORS OR WITHHOLD YOUR VOTE. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the appointment of ERNST & YOUNG as the Company’s auditor.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities with respect to the review of financial information, which will be provided to the shareholders and the public, the establishment and maintenance of internal controls across the organization, and oversight of the audit process. The Audit Committee has general responsibility to oversee internal controls, accounting and auditing activities and legal compliance of the Company. The Audit Committee’s charter is attached as Schedule “A” to the 2026 AIF, which is available on the Company’s SEDAR+ profile at www.sedarplus.ca.

The members of the Audit Committee as of the fiscal year ended March 31, 2026 were Chitwant Kohli (Chair), Michael Singer, and Norma Beauchamp. All members of the Audit Committee are independent. NI 52-110 requires the Company to annually disclose certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor. Please refer to the 2026 AIF, which contains information about the Company’s Audit Committee and the Company’s relationship with Ernst & Young, as related to the financial years ended March 31, 2026 and March 31, 2025.

EXTERNAL AUDITOR SERVICE FEES

The Audit Committee has reviewed the nature and amount of the audit services rendered to the Company to ensure auditor independence. The aggregate fees billed by Ernst & Young LLP are as follows:

Financial Period Ending	Audit Fees ($)(1)	Audit Related Fees ($)(2)	Tax Fees ($)(3)	All Other Fees ($)(4)
2026	4,782,558	-	263,113	56,000
2025	4,658,658	-	10,250	-

Notes:

1)	“Audit Fees” includes fees (including out-of-pocket expenses) for the performance of the annual audit and quarterly reviews of the financial statements, which includes the audit of significant transactions and matters, and reviews of prospectus and financing documents including related assistance to underwriters, as well as audits of statutory financial statements for subsidiaries.
2)	“Audit-Related Fees” includes fees for assurance or accounting related services that have not been reflected under (1).
3)	“Tax Fees” includes fees for tax compliance and tax advice.
4)	“All Other Fees” refers to fees for ad hoc projects.

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Business to be Conducted at the Meeting

ITEM 3: SAY-ON-PAY

At the Meeting, shareholders will have the opportunity to consider and vote on a non-binding advisory resolution to approve the compensation of the Company’s named executive officers (each a “NEO”), as described in this Information Circular under the heading “Compensation Discussion & Analysis (“CD&A”). This advisory resolution, commonly known as a “say-on-pay” resolution, gives our shareholders the opportunity to express their views on our NEOs’ compensation as a whole. This vote is not intended to address any specific item of compensation or any specific NEO, but rather the overall compensation of our NEOs and the philosophy, policies and practices described in this Information Circular.

The say-on-pay vote is advisory and, therefore, not binding on the Company. However, it provides the Board and the Human Resources and Compensation Committee (“HRCC”) with important information regarding investor sentiment about our executive compensation philosophy, policies and practices, which the Board and the HRCC take into consideration when determining executive compensation for the future. The Board has determined to hold such votes on an annual basis but will reassess the frequency of the vote annually.

Shareholder engagement is an important part of our approach to executive compensation. The HRCC reviews feedback from the annual advisory vote alongside input received through our broader shareholder engagement activities and considers this input in its oversight of the compensation program.

LAST YEAR’S RESULT AND THE PATH FORWARD

At the 2025 AGM, the Company received a much lower-than-expected level of shareholder support for this vote, at 39.36% in favour. Michael Singer, as newly appointed Chair of the HRCC, took this role seriously and was determined to make changes to respond to shareholder sentiment. As a result, a robust action plan was put in place under his direction and under oversight of the HRCC. Details of these steps taken are highlighted below. Please refer to the Letter from the HRCC Chair and the CD&A section of this Information Circular for further details.

Shareholder Outreach	We initiated outreach to our key institutional holders with the goal of better understanding shareholder perspectives as the HRCC began work on a review of Aurora’s executive compensation program. The HRCC Chair had the opportunity to meet directly with two of these top holders, in addition to a number of retail shareholders, and we believe that the steps taken, and changes outlined below and further described in the CD&A show alignment with shareholder feedback and expectations. Following this shareholder engagement, our HRCC Chair also engaged directly with proxy advisors, ISS and Glass Lewis.
Key Concerns	Pay-for-performance alignment considerations.
Engagement of New Executive Compensation Partner	As a result of a thorough RFP process under direction of the HRCC Chair, the HRCC engaged leading independent executive compensation consulting firm, Mercer, as its new compensation advisor going forward.
Review of Compensation Peer Group	One of Mercer’s first mandates for the HRCC was to re-assess the existing selection criteria for the fiscal 2027 compensation peer group, with an increased focus on similarly sized pharmaceutical and biotech companies that are operating in similar regulated industries.
Review of Executive Compensation - with a Focus on CEO Pay Design	Partnering with Mercer and utilizing the newly adopted compensation peer group, the HRCC completed a comprehensive review of the design of Aurora’s executive compensation program, with a primary focus this year on the CEO’s pay design, including LTI determinants and criteria for realizing payouts.

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Changes we have made to address concerns
Fiscal 2026 Changes	In consultation with the HRCC, the CEO has forfeited 50% of his annual PSUs granted in June 2025, valued at $737,913 as of the date of grant. This PSU grant was the highest valued individual element of the CEO’s compensation for fiscal 2026, and this forfeiture better aligned his total compensation with Aurora’s share price performance for fiscal 2026.
Fiscal 2027 Changes

The following changes were approved by the Board for fiscal 2027:

✔  a reduction in total target pay for the CEO, through a reduction in the total target annual LTI grant from 375% to 325%

✔  a further emphasis on “at-risk” and performance-driven pay, through a change to the LTI weighting (more PSUs, and no Options)

✔  A new PSU design with greater emphasis on our financial and operational success

✔    The exclusion of PSUs from share ownership guideline calculations for the CEO

✔  An amendment to the RSU Plan to include a double-trigger on the change of control provision

Further details regarding the above actions can be found within the Letter from the HRCC Chair and the CD&A. We believe that these steps taken, and changes made show the HRCC’s responsiveness to shareholder sentiment and are reasonable and reflective of responsible decision making by the Board.

WHY SHOULD SHAREHOLDERS SUPPORT OUR SAY-ON-PAY VOTE?

✔	We heard our shareholders and the Board took action. The changes recommended and implemented reflect responsible oversight of our HRCC Chair, sound decision making by our Board, and take into account valued shareholder feedback.
✔	We focus on at-risk pay. We have continued to allocate a significant portion of executive compensation to at-risk pay vs. fixed pay, and the at-risk component of CEO pay is generally higher than market averages when compared to our peer group. The changes made to our CEO’s pay for fiscal 2027 show a clear commitment and focus on performance-driven pay outcomes.
✔	We focus on attracting and retaining top talent. The HRCC continues to prioritize ensuring the top executive talent is in place to lead Aurora in meeting its strategic objectives.
✔	Importantly, we are delivering on our commitments to shareholders. The fiscal 2026 year saw record performance for Aurora, including record annual global medical cannabis net revenue of $288.6 million, representing 18% year-over-year growth, revenue growth in key international markets, reaching record levels at $177 million, representing a 29% increase year-over-year, and the maintenance of a strong and strategic balance sheet as at June 10, 2026, with~$165 million of cash, short term Investments and cash equivalents and no debt.

Please read the Compensation Discussion & Analysis (“CD&A”)

The key objectives and design of our executive compensation program are set forth in the CD&A section of this Information Circular. We believe that the information provided above and within the CD&A demonstrates that our executive compensation program is designed appropriately, ensures that the majority of pay is “at-risk”, and is working to ensure management’s interests are aligned with our shareholders’ interests to support the creation of long-term value.

At the Meeting, the Company asks our shareholders to indicate their support for our NEO compensation as described in this Information Circular by voting “FOR” the following resolution:

“BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2026 Annual General Meeting of shareholders.”

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL, ON A NON-BINDING ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

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Statement of Corporate Governance

A STRONG AND INDEPENDENT GOVERNANCE FRAMEWORK

We view strong governance, ethical business practices and prudent risk management as being critical to achieving long-term value creation for shareholders and to driving sustainability. In fulfilling this objective, we continue to:

•	Maintain strong corporate governance practices through effective, independent Board stewardship, proactive risk management, and management accountability.
•	Maintain high ethical standards and executive leadership that promotes a culture of integrity.
•	Maintain effective policies and reporting mechanisms to assist us in operating as a responsible business.

Board Of Directors

BOARD MANDATE

The Board has oversight responsibility for the stewardship of the Company and its business and is accountable to the shareholders for the performance of the Company. The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of the Company’s business and affairs, with the objective of creating value for shareholders, while considering the interests of other stakeholders. Management’s role is to conduct the day-to-day operations in a way that will meet this objective. The Board carries out its responsibilities, in consultation with management, by establishing key policies and standards, including policies for the assessment and management of the Company’s principal risks, by reviewing and approving the Company’s strategic plans and engaging and ensuring the continuity of executive management that possess the character, skills and experience required to attain the Company’s goals. The Board has the statutory obligation to act honestly and in good faith with a view to the best interests of the Company, including all shareholders and its stakeholders. The Board’s responsibilities include, but are not limited to, overseeing strategic planning; risk assessment processes; financial reporting and internal controls; and corporate disclosure and communication.

The Board discharges its responsibilities either directly or through its established committees - the Audit Committee, the N&CGC and the HRCC (collectively, the “Committees”). The Board Mandate is reviewed and updated, if required, on an annual basis. The full text is posted on our website at: https://www.auroramj.com/investors/corporate-governance/.

EXPECTATIONS OF OUR BOARD MANDATE

The Company’s goal is to assemble a Board with the appropriate background, knowledge, skills, and diversity to effectively carry out its duties, oversee the Company’s strategy and business affairs and foster a climate that allows the Board to constructively guide and challenge management. The Company expects all Board members to, among other things: (i) develop and maintain an understanding of the industry and markets within which the Company operates as well as the strategy and operations of the Company; (ii) develop and maintain an understanding of the applicable regulatory, legislative, competitive, social and political contexts within which the Company operates; and (iii) devote the necessary time and attention to Company issues in order to make informed decisions. Please refer to the director biographies earlier in this Information Circular for more information about each Board member’s experience.

INDEPENDENCE

The Company believes in the importance of an independent Board and the N&CGC is responsible for ensuring the Board functions independently of management. The Board has determined that four (4) of the five (5) directors (80%) proposed for re-election qualify as unrelated and independent, as they are independent from management and free from any interest, function, business, or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the Company’s best interest. The Board has determined that only Executive Chairman and CEO, Miguel Martin, is considered a non-independent director. The Audit Committee, N&CGC and HRCC are comprised of only independent directors, as determined with reference to the criteria for independence prescribed by NI 58-101 and Rule 5605(a)(2) of the Nasdaq Rulebook.

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LEAD INDEPENDENT DIRECTOR

As of the year ended March 31, 2026, Michael Singer was the Lead Independent Director. In this role, Mr. Singer provides independent leadership to the Board, ensuring that it functions effectively and independently of management.

POSITION DESCRIPTIONS

The Board has developed position descriptions for the Executive Chairman and CEO and the Lead Independent Director which are reviewed annually, as well as for each of the committee chairs, which are reviewed every two (2) years. These can be found on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.

OTHER DIRECTORSHIPS

Our directors may serve on the boards of other public companies and together on the boards and committees of other public entities, as long as their outside positions and common memberships do not affect their ability to exercise independent judgment while serving on our Board. Disclosure regarding other directorships is included in the director biographies.

DIRECTOR INTERLOCKS

The Board does not set a formal limit on the number of interlocking board memberships. The N&CGC reviews director interlock as part of its annual evaluation of director independence. As of the date of this Information Circular, there are no interlocking board memberships.

FINANCIAL LITERACY

The Board defines “financial literacy”, as set out in NI 52-110, as an individual’s ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues generally comparable to the breadth and issues that can reasonably be expected to be raised by the Company’s financial statements. The Board has determined that all members of the Board are “financially literate” in accordance with NI 52-110 and the rules of the TSX and Nasdaq. Further, the Board has determined that both Chitwant Kohli and Michael Singer are considered “Audit Committee financial experts” under the rules of the SEC and “financially sophisticated” under Nasdaq listing standards.

DIRECTOR ORIENTATION

The Company has implemented a Board member onboarding and orientation program to provide all new directors with the following: (i) information pertaining to the role of the Board; (ii) an outline of the Company’s history and other relevant data and corporate information; (iii) individual meetings with each member of the senior leadership team; (iv) recent analysts’ reports; (v) a copy of the Company’s corporate governance materials; (vi) information pertaining to director and officer liability insurance coverage; (vii) guidance concerning trading in the Company’s securities; and (viii) guidance regarding insider information. This program is reviewed and updated on an ongoing basis.

CONTINUING EDUCATION

The Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education, the Company:

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•	maintains a membership for each director in an organization dedicated to corporate governance and ongoing director education;
•	encourages and provides an annual allocated amount of funding for the attendance of each director at seminars or conferences of interest and relevance;
•	encourages and arranges, from time to time, presentations by outside experts to the Board or committees on matters of particular importance or emerging significance; and
•	arranges, whether through quarterly Board meetings or separately planned Board calls or meetings, regular internal presentations focused on matters of importance to the business.

All Board members have significant experience in the governance of private and public companies, which the Board believes ensures the effective operation and governance of the Board and the Company.

ASSESSMENT OF BOARD EFFECTIVENESS

The Board has implemented, and reviews, from time to time, a process to annually assess its effectiveness, as well as the effectiveness of its committees, the Executive Chairman, the committee chairs (the “Committee Chairs”) and individual directors, which process is under the supervision of the N&CGC. For fiscal 2026, the N&CGC engaged Hansell McLaughlin Advisory Group, led by Carol Hansell, to conduct a detailed review, including one-on-one interviews with Board members and members of the executive leadership team. This work also included a detailed review of the 2025 AGM outcome and recommendations for the path forward. Feedback was consolidated, with main themes extracted, which was then reported to the N&CGC and then the Board. This annual assessment of Board performance and effectiveness is a critical aspect of the overall governance framework, and processes will vary year-to-year on the recommendation of the N&CGC and based on the current needs of the Board.

Board and Committee Meetings

PROCESS AND PLANNING

The Executive Chairman, in collaboration with the Corporate Secretary and Committee Chairs, has the responsibility of establishing a schedule for the meetings of the Board and its Committees. During this process, Board and Committee working plans are established for the year, in collaboration with applicable executives. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If, during the course of the year, events or circumstances require Board or Committee action or consideration, additional meetings are called.

Communication regularly takes place between the Executive Chairman and the Company’s executives and, through the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular Committees and Committee Chairs. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the Board or Committees having special supervisory responsibilities.

IN-CAMERA MEETINGS

The independent directors meet at or after every regular Board and Committee meeting during in camera sessions, without the presence of management. The Company believes that these in camera sessions contribute to the Board’s independent oversight. During the fiscal year ended March 31, 2026, the directors met in camera following each of the regularly scheduled Board Meetings and other “special” meetings and ad-hoc board calls. They also met in camera following each of the Committee meetings and, when appropriate or requested, following any informational update meetings which were not convened for the transaction of business.

ATTENDANCE

The Company expects directors to attend all Board and Committee meetings, as well as the annual general meeting of shareholders. Disclosure regarding the total number of meetings held and the attendance record for each director for fiscal 2026 is set out within the director biographies in this Information Circular. The N&CGC reviews the attendance record of each director as part of the nomination process. The Board will require a director to tender his or her resignation if such director does not meet a minimum attendance requirement (75% of meetings in any given year), subject to a review of extenuating circumstances for such director.

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For fiscal 2026, all directors had perfect (100%) attendance at Board meetings, and the majority attended 100% of the Committee meetings, as applicable. In cases where a director is absent for a meeting at which an action is taken by the Board or Committee, the Executive Chairman or Lead Independent Director, as applicable, consults with that director in advance to ensure alignment with any matters put forth for consideration.

Nomination and Succession Planning

NOMINATION OF DIRECTORS

The Board encourages an objective nominating process for new directors by open discussion at Board meetings and review of candidates by the N&CGC. The N&CGC consists solely of independent directors pursuant to NI 58-101 and is responsible for proposing new nominees to the Board. The N&CGC considers the following factors when assessing potential candidates:

•	the Board’s overall mix of skills and experience;
•	each candidate’s character, integrity, judgment, and record of achievement; and
•	diversity (including gender, cultural background, age, geographic representation, and other personal characteristics).

Directors are elected by the shareholders at each annual meeting to serve for a term expiring on the date of the following annual meeting, unless otherwise appointed or elected to fill an occasional vacancy.

SUCCESSION PLANNING FOR BOARD AND SENIOR EXECUTIVES

Board: The N&CGC Chair discusses succession planning annually with each director, including his or her intentions with respect to continuing to serve as a director for the ensuing year. Based on these conversations and other considerations, the N&CGC leads its efforts to identify and recruit potential candidates to the Board and includes consideration of both qualified male and female candidates when recruiting for new directors.

Executives: The HRCC, in collaboration with the Company’s human resources (HR) team, identifies the skills and experience required for the most senior executive roles within the Company, and the potential candidates with the desired capabilities best suited for advancement into these roles. The identified successors work with the HR team to establish development plans to address their gaps and career goals in the context of the succession planning process. Annual reports are provided to the Board on the progress and development of these prospective successors.

TERM LIMITS AND OTHER MECHANISMS OF BOARD RENEWAL

The Board does not limit the time a director can serve. Imposing a term limit means it may lose the contributions of longer serving directors who have developed a deep knowledge and understanding of the Company and its business over time. The Company considers the benefits of regular renewal and will continue to do so within the context of the needs of the Board at the time and will continue to monitor the potential need to introduce a term limit and mandatory retirement policy.

Committees of the Board

AUDIT COMMITTEE

As at the fiscal year ended March 31, 2026, the members of the Audit Committee were Chitwant Kohli (Chair), Michael Singer and Norma Beauchamp. All members of the Audit Committee are independent. The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by reviewing the financial information which is to be provided to the shareholders and the public, the systems of corporate controls, which management and the Board have established, and overseeing the audit and risk process. It has general responsibility to oversee internal controls, accounting and auditing activities, and legal compliance of the Company.

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The Audit Committee is also mandated to review related party transactions, and review, assess and approve any material related party transactions in accordance with the Company’s Related Party Transactions Policy, which is discussed later in this section. All members of the Audit Committee are financially literate as defined in NI 52-110. Further, each member of the Audit Committee has:

•	an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
•	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer’s financial statements, or experience actively supervising individuals engaged in such activities; and
•	an understanding of internal controls and procedures for financial reporting.

Audit Committee Financial Experts: The Board has determined that both Chitwant Kohli and Michael Singer qualify as an “Audit Committee financial expert” under the rules of the SEC and are considered “financially sophisticated” pursuant to Nasdaq listing standards. Please refer to the 2026 AIF filed under the Company’s SEDAR+ profile at www.sedarplus.ca for further information concerning the relevant education and experience of each member of the Audit Committee as well as the Audit Committee’s charter, which is available on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

As at the fiscal year ended March 31, 2026, the members of the N&CGC were Norma Beauchamp (Chair), Michael Singer, Chitwant Kohli and Rajesh Uttamchandani. All members of the N&CGC are independent. The Board has adopted a Charter of the N&CGC, a copy of which is available on the Company’s website at https://www.auroramj.com/investors/corporate-governance/. The N&CGC is responsible for screening nominees to the Board, and it annually assesses the skills and qualifications of directors and nominees to ensure the Board members have the skills and qualifications appropriate to the current needs of the Company. In addition, the N&CGC annually reviews the Board skills matrix, Committee charters and Board policies, oversees Board effectiveness processes and director onboarding and education, and is responsible for overseeing and monitoring the Company’s approach, policies and practices related to ESG matters.

HUMAN RESOURCES AND COMPENSATION COMMITTEE

As at the fiscal year ended March 31, 2026, the members of the HRCC were Michael Singer (Chair), Rajesh Uttamchandani, and Norma Beauchamp. All members of the HRCC are independent. The Board has adopted a Charter of the HRCC, a copy of which is available on the Company’s website at https://www.auroramj.com/investors/corporate-governance/. The responsibilities of the HRCC include reviewing and approving director and executive compensation based on the Company’s goals and objectives, reviewing and approving the Company’s incentive compensation and equity-based plans and arrangements, reviewing and recommending on matters related to executive succession planning, and reporting regularly to the Board on the activities of the Committee.

The HRCC conducts reviews regarding director and CEO compensation once a year. To make its recommendation on director and CEO compensation, the HRCC considers the types of compensation and the amounts paid to directors and chief executive officers of comparable publicly traded companies. The HRCC ensures that a significant portion of compensation for the CEO and other executives is performance-based and “at-risk”.

Executive and director compensation is thoughtfully managed by the HRCC through effective and efficient processes in place, to drive smart and informed decision-making. The HRCC also works closely with a leading third-party compensation consultant to ensure that pay is reasonable and well aligned to the market and the Company’s strategic objectives. For more information on the HRCC’s role and executive compensation design at Aurora, please refer to the section entitled “Compensation Discussion & Analysis”.

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Board and Executive Diversity

BOARD DIVERSITY

The Company has adopted and reviews annually a Board and Executive Diversity Policy which includes a target to maintain thirty percent (30%) representation of women on the Board. Although the Board was in compliance with the diversity target as at the 2025 AGM, the Board is currently below this target. The N&CGC continues to advance its search for a new replacement and commits to appoint another female director by the 2027 AGM . The Company will continue to consider including targets for other diverse groups. The Board and Executive Diversity Policy can be found on the Company’s website at https://www.auroramj.com/investors/corporate-governance/.

The N&CGC is responsible for recommending qualified candidates for Board nominations who possess the skills, competencies, business and financial experience, leadership and level of commitment required of a director to fulfill its responsibilities. In making recommendations for Board members, the N&CGC will also consider the impact such candidate’s appointment would have on the diversity of the Board.

The N&CGC periodically reviews its recruitment and selection processes to ensure that diversity remains a component of any director search and considers the level of representation of non-males and other diverse groups on the Board to ensure that every time a new director is sought, diverse candidates will be considered. An executive search firm may be retained by the N&CGC to help achieve this goal.

EXECUTIVE AND SENIOR LEADERSHIP DIVERSITY

We recognize the importance of having a diverse executive management team and believe that experience, perspective and relatability facilitate innovation and help to empower and enable teams. Effective talent management, leadership development, succession planning, and employee engagement are priorities for the Board and the HRCC. In recruiting, management is responsible for considering candidates for executive management appointments that possess the qualifications, competencies, experience, leadership skills and level of commitment required to fulfill executive functions and to support the achievement of the Company’s strategic objectives. The importance of representation of diverse groups is also considered when filling these positions. The Company’s long-term goal is to promote from within, and therefore we believe it is important to have diversity at all levels of the organization, providing us with a strong pool of diversified candidates for future executive management positions.

Currently, the Company tracks the number and percentage of women in senior leadership roles and focuses on developing this talent pipeline. We believe that the most effective way to achieve our goal of increasing the representation of women in leadership roles is to identify high-potential women within the Company and work with them to ensure they develop the skills, acquire the experience and have the opportunities necessary to become effective leaders.

As of the date of this Information Circular, 3 out of 6 members (50%) of our executive leadership team and 9 out of 22 (40.9%) of our vice-presidents and senior vice-presidents are female, globally.

Ethical Business Conduct

ETHICS AND COMPLIANCE PROGRAM

Our compliance responsibilities are broad, far-reaching and complex, spanning our subsidiaries, global operations and regions. We have established an ethics and compliance program (the “Program”) to promote our culture of ethical and lawful conduct and to provide senior-level management, accountability and oversight to prevent, detect and correct non-compliance or unethical conduct. The Program includes:

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•	regular day-to-day managing of compliance and supporting policies, processes and controls;
•	reporting on compliance initiatives and effectiveness;
•	regular oversight of compliance initiatives and related decision-making;
•	mechanisms to prevent, detect and correct violations, including corrective actions and discipline;
•	ongoing education, training and acknowledgement of ethics and compliance responsibilities for all employees; and
•	risk-based monitoring and assurance of compliance obligations to support strong governance, risk management and internal control.

The EVP, General Counsel and Corporate Secretary has overall responsibility for the Program. During fiscal 2026, the Enterprise, Risk and Assurance function (“ERA”) had day-to-day oversight responsibility for the Program.

The Board, through the Audit Committee, receives periodic reporting from management and provides oversight to the Program and its implementation.

CODE OF BUSINESS CONDUCT AND ETHICS

The centerpiece of the Program is our Code of Business Conduct and Ethics (the “Code”), which applies to all directors, officers and employees. A copy of the Code can be found on our website at: https://www.auroramj.com/investors/corporate-governance/ . The Code provides principles of conduct that Aurora follows to ensure its business is conducted with integrity and in compliance with the law.

The Board and management monitor compliance with the Code in various ways, which are described below. The Company has not filed any material change report that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

FOUNDATIONAL POLICIES

In addition to the Code, the additional policies listed below provide organizational guidance on the conduct and ethics expectations for all directors, officers and employees in specific areas, and are reviewed regularly.

•	Anti-Bribery and Corruption Policy
•	Anti-Money Laundering Policy
•	Disclosure, Confidentiality and Insider Trading Policy
•	Discrimination and Harassment Policy
•	Discipline and Performance Management Policy
•	Whistleblower Policy

WHISTLEBLOWER POLICY

The Company’s Whistleblower Policy supports maintaining the highest possible ethical standards in our business practices, promotes a climate of openness and accountability and encourages employees to come forward in good faith to disclose genuine concerns and to detect, forestall the continuation of, and prevent any violations of the Company’s internal policies and procedures. Employees may raise any concerns about accounting matters, internal accounting controls, auditing matters, or related questionable practices. Employees have several avenues to report their concerns including through management, the EVP, General Counsel and Corporate Secretary, or through an independent third party. The third party provides a website and hotline that is accessible in all countries in which the Company operates 24 hours a day, seven days a week. If a report is submitted anonymously, the identity of the individual raising the concern through the hotline, or the website is not known to the Company. Concerns raised are submitted to the Chair of the Audit Committee and/or the EVP, General Counsel and Corporate Secretary (one of which will be the primary recipient, depending on the nature of the concern) to ensure independent review, investigation, and handling of the concern.

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CONFLICTS OF INTEREST

In the ordinary course of business, the Company may enter into transactions with entities that directors are related to or affiliated with. If any such transactions are brought before the Board for discussion or approval, the director declares a conflict of interest and abstains from any discussion or vote on the transaction.

RELATED PARTY TRANSACTIONS

The Audit Committee has oversight over related party transactions. We recognize that certain transactions present a heightened risk of potential or actual conflicts of interest and may create the appearance that Company decisions are based on considerations other than the best interests of the Company and its shareholders. While the Board prefers to avoid these types of transactions, it was deemed prudent to adopt a Related Party Transactions Policy in alignment with the Company’s continued governance improvements and in support of a conservative risk management framework. Under this policy, a “Related Party Transaction” includes any transaction, arrangement or relationship in which the Company or any of its subsidiaries is a party and in which a related party has a direct or indirect material interest and in which the aggregate amount involved will or may be expected to exceed 1% of the identified materiality threshold in any fiscal year. A copy can be found on our website at https://www.auroramj.com/investors/corporate-governance/.

TRAINING

The Company has prepared training modules for employees, officers and directors in respect of compliance with certain of the Company’s policies and procedures. In addition, the Company has a corporate manual which is provided to employees at the commencement of employment. Each employee reviews and provides written acknowledgement of adherence to the policies contained within the manual which includes policies on code of conduct, confidentiality, conflict of interest and non-disclosure.

Risk Governance

GENERAL

As a global organization, we are exposed to risks in the normal course of business. The acceptance of certain risks is both necessary and beneficial in order to achieve the performance targets set for the Company and our strategic goals. A key responsibility of senior management is to identify, assess and manage the Company’s exposure to risk. The Board is charged with overseeing management’s performance of these functions and taking reasonable steps to ensure that management has an effective risk management structure, systems and processes in place to monitor and manage material risks. For a detailed overview of the risks applicable to Aurora’s business, please see the section entitled “Risk Factors” in our 2026 AIF available under our profile at www.sedarplus.ca.

ENTERPRISE RISK AND ASSURANCE

Aurora’s ERA function has a mandate to provide senior management and the Audit Committee with value-added, independent, and objective assurance, advice and ongoing assessments regarding systems and practices of risk management, internal control and corporate governance that aide Aurora in meeting its strategic objectives. ERA undertakes systematic and disciplined evaluations and works with management and the Audit Committee to enact a system of governance that:

•	enables the effectiveness and efficiency of the Company’s operations, including the achievement of operational and financial goals, and the safeguarding of assets against loss;
•	supports the creation, management and protection of information that is reliable, timely and transparent to support internal and external financial and non-financial reporting in a manner that meets regulatory requirements, professional standard, and internal policies;
•	adheres to laws and regulations; and
•	implements adequate internal controls and procedures to support the above objectives and ensures that those controls are both monitored and functioning as intended.

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MANAGEMENT OF COMPENSATION RISK

Our compensation program incorporates many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Please refer to the Compensation Discussion & Analysis for information regarding the governance practices, policies and inherent design elements of our compensation program that help manage and mitigate risk in executive compensation.

CYBERSECURITY RISK

Aurora takes cybersecurity risk very seriously. Cybersecurity incidents are increasing in both number and severity across the world. This trend is expected to continue, making the protection of sensitive company and patient data when it is stored, transmitted, and processed through our systems of the utmost importance.

We have implemented an information security program based on the National Institute of Standard and Technology (“NIST”) Cyber Security Framework (“CSF”). The framework requires the application of principles, risk management best practices, and improving security and resilience of critical infrastructure. To meet NIST-CSF Requirements, we used the Center for Internet Security (“CIS”) Critical Security Controls as our implementation guideline. We have implemented the majority of the controls and are in the process of implementing the remainder. All controls are reviewed annually, quarterly, and monthly as required.

We have a Cyber Security Incident Response Plan, and we perform an annual simulation to ensure we can respond to threats as quickly as possible. We have a monitoring and alerting service through a third-party watching our systems to ensure we are protected which operates 24 hours a day, 7 days a week, 365 days per year. We use our cybersecurity training platform to issue campaigns that include regular awareness training that all staff are required to complete and monthly email phishing campaigns in an effort to continually educate our staff on the common trends in cybersecurity. All our compliance, training, and protection statistics are reported on every quarter to reflect our industry posture.

MANAGEMENT AND OVERSIGHT OF ARTIFICIAL INTELLIGENCE (AI)

Aurora has in place an AI Policy to govern the usage and management of AI technologies to ensure they are used ethically, responsibly, and in alignment with the Company's values and business objectives.

This policy establishes guidelines, which include:

•	data management, security and privacy;
•	monitoring and reporting;
•	ethical and responsible AI - transparency, fairness and bias, accountability and oversight;
•	regulatory compliance;
•	intellectual property; and
•	training

PROTECTION OF INTELLECTUAL PROPERTY

Protecting our intellectual property and defending against claims of intellectual property rights by third parties is also a key priority in risk governance. The Company has a dedicated in-house legal team who work closely with external counsel when required to manage the protection of our trade names and trademarks and other intellectual property, and to litigate disputes with third parties when necessary.

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Other Information

KEY GOVERNANCE DOCUMENTS

We have adopted various mandates, policies and practices to support our governance framework, which are reviewed on an annual basis and are, among others, key components of our corporate governance. They can be found on our website at https://www.auroramj.com/investors/corporategovernance/.

•	Articles
•	Board Mandate
•	Charter of the Audit Committee
•	Charter of the Human Resources and Compensation Committee
•	Charter of the Nominating and Corporate Governance Committee
•	Code of Business Conduct and Ethics
•	Whistleblower Policy
•	Related Party Transactions Policy
•	Advance Notice Policy
•	Majority Voting Policy

SHAREHOLDER ENGAGEMENT

We believe in the importance of having regular and constructive communication with shareholders to create an open, candid, and productive dialogue. We communicate with our shareholders through various channels, including our news releases, website and social media feeds, presentations at investor and industry conferences, quarterly earnings calls, and through the updates and information relayed within our annual report, management proxy circular, annual information form and quarterly reports. We also consider the annual “say-on-pay” vote in relation to our executive compensation practices as an important way to reach out to get feedback from our shareholders.

We encourage shareholders to contact the Board directly with any questions or concerns.

Letters or emails should be marked confidential and addressed as follows:

Attention: Executive Chairman

Aurora Cannabis Inc.

2207 90B St. SW

Edmonton,Alberta

T6X 1V8

Email: chairman@auroramj.com

Shareholders can communicate with the Executive Chairman anonymously, but we encourage you to identify yourself so he can acknowledge your communication. You can also send an email to: ir@auroramj.com and our investor relations team will direct your communication to the appropriate contact.

Questions about voting matters, or need help voting?

If you have any questions or require assistance voting, you can contact our strategic shareholder advisor and solicitation agent, Kingsdale, by telephone at 1-800-749-9052 (toll-free in North America) or 416-623-4172 (text and call enabled), or by email at contactus@kingsdaleadvisors.com.

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Letter from the Chair of the HRCC

Dear fellow shareholders,

This past year was an important one for Aurora and for the HRCC. As your new Committee Chair, I would like to use this letter to directly address last year's say-on-pay outcome, describe the comprehensive review and shareholder engagement we undertook in response, and outline the specific changes we have made to our compensation programs going forward.

In fiscal 2026, Aurora delivered strong financial results, highlighted by significant growth in key international markets while navigating the challenging global cannabis sector. The Company’s unwavering commitment to improving lives through scientific expertise, proven performance, and a deep commitment to patient care continues to set it apart. I am proud to serve on the Aurora Board and to support the Company’s continued growth, resilience and commitment to creating long-term value for all stakeholders.

Over the course of the year, the HRCC heard clearly from shareholders that our executive compensation programs needed to better reflect the realities of the cannabis environment - which is the focus of this letter.

Reflecting on Last Year and Looking Ahead to Fiscal 2027 and Beyond

As the new Chair of the HRCC, I take seriously the responsibility of ensuring that the design of Aurora’s executive compensation programs meets and exceeds best practice standards and enables the HRCC to make responsible and informed decisions to support Aurora’s long-term success and value creation for shareholders. Shareholder perspectives are central to that responsibility. Last year’s say-on-pay result made clear that shareholders had concerns about pay-for-performance alignment. I made it a priority this year to understand those concerns directly and to work with the HRCC on a clear path forward. This included meeting with certain top shareholders to both hear their perspectives, and to share important details on Aurora’s governance and compensation practices, as well as Company performance. As part of this engagement process, I also met directly with two proxy advisors, ISS and Glass Lewis. Under my direction, a robust action plan has been put in place with sound oversight of the HRCC. The plan includes the following key actions.

Engagement of New Independent Executive Compensation Advisor

As a result of a thorough RFP process of which I was directly involved, we engaged leading independent executive compensation consulting firm, Mercer, as the HRCC’s new compensation advisor going forward. Further details on this partnership can be found within this CD&A.

Review of Compensation Peer Group

One of Mercer’s first mandates for the HRCC was to reassess the fiscal 2027 peer group selection criteria, placing greater emphasis on cannabis peers with international medical cannabis operations and on similarly sized biopharmaceutical companies operating in comparable regulated environments. Consequently, cannabis peers whose operations are primarily U.S.-centric and/or retail-focused were excluded as they are less comparable.

The market for executive talent for Aurora spans internationally, as do the responsibilities of our top executives. Therefore, our peer group is made up of both U.S. and Canadian companies, with other geographies also reviewed and considered as applicable. Our executive team is located throughout Canada and the U.S. (CEO and CFO reside in the U.S.), resulting in a need to consider competitiveness with both markets to ensure Aurora can align with our predefined compensation philosophy and attract the best talent for our executive team. We believe our refreshed peer group exhibits key characteristics that align with Aurora’s current stage of growth and size. Our new benchmarks also align more closely, but not identically, with those constructed by ISS and Glass Lewis using standardized methodologies that do not yet reflect our biopharmaceutical orientation and strategy.

Specific details on these changes and the new compensation peer group for fiscal 2027 can be found within this CD&A. I believe this revised peer group is balanced and provides Board members with an objective market benchmark to assess the competitiveness and appropriateness of executive compensation and to support informed pay decisions.

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Review of Executive Compensation - with a focus on CEO Pay Design

In partnership with Mercer and utilizing the newly adopted compensation peer group, the HRCC completed a comprehensive review of the design of Aurora’s executive compensation program, with a primary focus on the CEO’s pay design, including LTI determinants and criteria for realizing payouts.

Ultimately, the HRCC recommended the below changes which were approved by the Board, effective for fiscal 2027:

✔	A reduction in total target pay for the CEO, through a reduction in the total target annual LTI grant from 375% to 325%;
✔	A further emphasis on “at-risk” and performance-driven pay, through a change to the LTI weighting;
•	PSUs - 70% (up from 50%)
•	RSUs - 30%, and
•	No stock options (no dilution);
✔	A new PSU design with greater emphasis on our financial and operational success;
✔	The exclusion of PSUs from share ownership guideline calculations for the CEO; and
✔	An amendment to the RSU Plan to include a double-trigger on the change of control provision.

This updated CEO compensation framework, together with the absence of salary increases since 2022, establishes target total direct compensation positioned between the 25th and 50th percentiles of the new peer group (vs. approximately 57% in the prior year), and aligns with Aurora’s relative size according to several scope indicators.

Because this comprehensive review occurred during the second half of fiscal 2026 and following our August 2025 AGM date, most program changes are applicable to fiscal 2027. To address fiscal 2026 directly, in consultation with the HRCC, the CEO made the decision to forfeit half of his June 2025 PSU grant - the largest single element of his fiscal 2026 compensation. This forfeiture better aligned his total compensation with Aurora’s share price performance for fiscal 2026.

As part of this review, we also considered the approach to one-time awards and how this is disclosed to our shareholders. You will see the third (and final) year performance-based cash retention award as part of the CEO compensation this year is under the “Other Compensation” column. Importantly, the cash component paid was contingent on achieving revenue goals and individual performance criteria, to drive value creation and ensure alignment with Company performance. Details on these performance-based conditions have been added this year and can be found under the Statement of Executive Compensation. Going forward, the HRCC intends to take a more prudent approach to the granting of one-time awards outside of established incentive schemes.

I believe that these steps taken, and changes implemented reflect a commitment by the HRCC to address shareholder concerns arising from last year’s say-on-pay result.

Executive Compensation Decisions and Design

Aurora’s executive compensation programs are intended to drive shareholder value creation, emphasize pay-for-performance, and provide a framework to effectively attract and retain our top talent. In determining compensation each year, we consider several factors including performance against established corporate objectives, individual performance and demonstrated enterprise leadership, and benchmarking against our peer group.

Focus on “At-Risk” and Performance-Based Pay Outcomes

We believe that our Named Executive Officers (NEOs) and senior leaders should have the majority of their compensation at-risk and ensure that our programs are structured as such. With respect to total target compensation for fiscal 2026:

✔	50% of the long-term incentive (LTI) award mix was performance based for executives.
✔	83% of the CEO compensation was variable and “at-risk” (STI & LTI).
✔	The CEO mix was 17% base salary, 19% STI and 64% LTI.
✔	74% of the EVP and CFO compensation was variable and “at-risk” (STI & LTI).
✔	The target mix was more at risk than market (our executives: 26% base salary, 20% STI and 54% LTI).

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Since 64% of CEO compensation is delivered in equity, the values shown in the Summary Compensation Table reflect grant-date fair values rather than amounts ultimately received - and given recent cannabis-sector share performance, a significant portion has not been realized by our CEO or other NEOs, reinforcing the alignment between compensation outcomes and the shareholder experience.

As always, the HRCC ensures that responsible and reasonable decisions are made for executives and the Company as a whole. Details on the overall design and pay outcomes for fiscal 2026 can be found within this CD&A and the Statement of Executive Compensation.

Focus on the Retention of Key Talent

The HRCC has been very strategic in putting together a leadership team of highly skilled executives from CPG, banking/financial, pharma, and manufacturing industry backgrounds to help transform and reset the organization. The executive team has continued to do tremendous work to differentiate Aurora as a leader in the global cannabis industry, proving that they are the right individuals to drive Aurora’s success and create value for our shareholders. Retaining these individuals remains a top priority for the HRCC and the Board.

As previously discussed, the significant decline in cannabis-sector valuations over recent years meant that long-term incentives granted in earlier years did not function as intended and have not served as meaningful retention tools for our executives. With that in mind, and with a goal of ensuring Aurora’s critical talent is retained to continue to deliver on the Company’s promise and potential, a retention program was approved by the Board in 2022, under which the third and final year cash component was paid to our NEOs during fiscal 2026 and is reflected in this year’s report. As discussed above, this cash component, as with last year, was contingent on achieving revenue goals and individual performance criteria. Additional disclosure has been added to the Statement of Executive Compensation this year to provide context on those performance objectives. This is the final year of this retention program (which the HRCC has not renewed), with the exception of Nathalie Clark, EVP, General Counsel and Corporate Secretary, who was added a year later than the other NEOs. As such, Ms. Clark has one additional year remaining for this retention program.

Requesting Your Support

As the new Chair of the HRCC, I would like to thank our shareholders for their valued feedback and trust, and the entire Aurora team for their commitment to the Company’s success as we continue in our pursuit of Opening the World to CannabisTM.

It has been an eventful and productive first year in this role. I am confident that the compensation outcomes disclosed for fiscal 2026 and the changes implemented for fiscal 2027, which reflect direct engagement with shareholder feedback, will continue to align with Aurora’s strategic direction and support long-term value creation for our shareholders. On behalf of the HRCC, I encourage you to read the CD&A and to support our say-on-pay proposal as we continue this work.

Thank you for your continued support.

Michael Singer

Chair of the HRCC and Lead Independent Director

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Compensation Discussion & Analysis

ABOUT THIS CD&A

The following is a discussion of Aurora’s executive compensation program. It includes information relating to our philosophy and approach to executive compensation, the methodologies and market research we use in determining compensation, and the actual compensation paid to Aurora’s named executive officers for their fiscal 2026 performance.

Named Executive Officers (NEOs) for the financial year ended March 31, 2026

•	Miguel Martin, CEO;
•	Simona King, Chief Financial Officer (“CFO”);
•	Alex Miller, EVP, Operations and Supply Chain (“EVP Ops”);
•	Nathalie Clark, EVP, General Counsel and Corporate Secretary (“EVP GC”); and
•	Lori Schick, EVP, Human Resources (“EVP HR”)

COMPENSATION PHILOSOPHY AND GOALS

The executive compensation programs of Aurora are intended to drive shareholder value creation, emphasize pay-for-performance, and provide a framework to effectively attract and retain talent. The following principles guide this objective:

•	compensation must incorporate an appropriate balance of short- and long-term rewards; and
•	compensation programs must align executives’ long-term financial interests with those of shareholders by providing equity-based incentives where a majority are performance-driven

Compensation Design

Aurora’s executive compensation program is designed to be market-competitive and attractive to current and potential future high-talent executives, while being fair and reasonable to shareholders. It is based on a pay-for-performance philosophy to achieve the following overall goals:

✔	to support the Company’s business strategy and annual operating plans;
✔	to encourage the attraction, motivation, and retention of key employees needed to drive the business strategy and operating plans;
✔	to reward these employees for financial and operating performance, and leadership excellence; and
✔	to align compensation outcomes with shareholder expectations.

Over the past few years, much has changed in the design of these programs as the Company has grown and matured. Our compensation programs have moved to be reflective of more mature organizations versus early start-up stage companies. In addition, through robust goal setting at all levels of the organization - corporate, divisional, personal - we actively connect pay to performance achievement in a more robust manner.

Since a substantial portion of CEO and other NEO compensation is delivered in equity (64% and 54%, respectively for fiscal 2026), and given recent cannabis-sector share performance, a significant portion of this amount reported has not been realized by our CEO or other NEOs, which reinforces the alignment of our compensation design with the shareholder experience.

In 2026, we continued to move our programs forward with a continued focus on pay-for-performance, further aligning executive compensation to serve in the best interest of shareholders, and ensuring it is driving the right behaviours and avoids imprudent risk-taking. We have made adjustments in our approach to CEO compensation, which further connects pay to performance and aligns our CEO’s compensation pay levels at an appropriate level relative to a refreshed peer group that is reflective of our current market for talent.

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Management of Compensation Risk in Fiscal 2026

Our compensation programs incorporate many elements that are intended to ensure our compensation practices do not encourage excessive or inappropriate risk-taking. Below are some of the governance practices, policies and inherent design elements of Aurora’s compensation program that help manage and mitigate risk in executive compensation.

What we do:

✔	Independent Compensation Committee: All members of the HRCC are independent.
✔	Pay-for-Performance: Our pay-for-performance philosophy is embedded in the compensation design, including a significant portion of pay at-risk, linked to Aurora’s performance and shareholder expectations.
✔	Annual Review of Peer Group: We annually review the continuing applicability of the compensation peer group for NEOs and recommend changes to the composition of the peer group, if warranted, to ensure its continuing relevance and comparability to the Company.

✔	Relevant Performance Metrics: Our performance metrics in the short and long-term incentive plans, and the targets for each metric are reviewed annually to ensure they reflect Company strategy, and their achievement also supports long-term increased value for shareholders. NEOs (other than the CEO and CFO) also have personal performance goals established, reviewed, and measured annually.

✔	Threshold Performance Expectations: Both our short and long-term incentive plans incorporate a market-competitive and shareholder-aligned level of minimum performance expectations before executives can recognize value from the incentive plans.

✔	Caps on Incentive Payouts: Our incentive awards are capped to avoid excessive payouts.
✔	Balance between Short-term and Long-term Incentives: We maintain a reasonable balance between elements that focus on short-term financial performance and those that reward longer-term share price appreciation.
✔	Share Ownership Requirements: We ensure executives have a meaningful equity stake in Aurora to align their interests with those of the Company’s shareholders.
✔	Employment Agreements: The Company has employment agreements with all NEOs to protect proprietary knowledge obtained while at the Company. Under the terms of each NEO’s employment agreement, each NEO is subject to certain non-competition clauses, non-disclosure covenants and minimum notice periods in the event of the executive’s resignation.
✔	No severance awards based solely on a Change in Control: This aligns executive and investor interests by ensuring longer-term commitment and stability.
✔	Clawback Policy: Our clawback policy allows the Company to recoup an executive’s incentive-based compensation if the underlying incentive achievement was improperly awarded due to a material financial misstatement resulting in a restatement of the financial results.
✔	Independent Advice: We use an external independent executive compensation consultant to assess our executive compensation programs to ensure they are aligned with shareholder and corporate objectives, best practices, and governance principles.

What we don’t do:

X	Allow any director, executive or employee to monetize or hedge our shares or equity-based compensation to undermine the risk alignment in our share ownership guidelines
X	Guarantee annual base salary increases or bonus payments.
X	Offer excessive benefits and perquisites.
X	Offer excessive severance.
X	Reprice or backdate long-term Incentives.

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The Human Resources and Compensation Committee (“HRCC”)

ROLE OF THE HRCC

Executive compensation is reviewed annually by the HRCC. The HRCC is responsible for establishing and maintaining a competitive compensation program and makes recommendations to the Board accordingly. The HRCC assists the Board in discharging its oversight responsibilities related to the compensation and retention of the Company’s executive officers.

The HRCC’s responsibilities include, but are not limited to:

•	approving employment agreements for the Company’s executive officers;
•	reviewing executive succession planning;
•	setting policies for executive officer remuneration;
•	reviewing, approving, and recommending to the Board the salary, bonus, and other benefits, direct or indirect, and any change-of-control provisions of the CEO and other NEOs;
•	considering the recommendations of the CEO and setting the terms and conditions of employment for other executive officers, including approving the salary, bonus, and other benefits, direct or indirect, and any change-of-control provisions; and
•	overseeing administration of the Company’s compensation plans.

COMPENSATION CONSULTANT

To perform these impartial, yet critical, assessments, the HRCC retains the services of independent third-party experts, including compensation experts, which report directly to the HRCC. In late fiscal 2026, the HRCC completed an RFP process and engaged Mercer (Canada) Limited (“Mercer”) as its new compensation partner, to advise on trends in executive compensation within the competitive market in which we operate, as well as the appropriateness of peer group comparators, incentive plan design, total compensation benchmarking, director compensation, and any other compensation matters that may be required to ensure fulfillment of the HRCC’s mandate. Previously, the HRCC had engaged Meridian Compensation Partners for this work. Fees paid to Meridian in fiscal 2026 for these services were $88,551 (fiscal 2025 - $127,168). Fees invoiced in late fiscal 2026 by Mercer under the new engagement were

$126,620.

In preparation for fiscal 2026, our former executive compensation partner, Meridian, compared the compensation of the Company’s NEOs against the peer group and provided its findings in a report to the HRCC. The report assessed the competitiveness of each NEO’s total direct compensation within the market-competitive range (median or 50th percentile relative to comparable positions in peer organizations). This assists the HRCC in its recommendations to the Board. Final decisions regarding NEO compensation levels are the responsibility, and at the sole discretion, of the Board upon the recommendation of the HRCC. These decisions may reflect factors and considerations in addition to the information and recommendations provided by Meridian.

BENCHMARKING: INDUSTRY-COMPETITIVE COMPENSATION MODEL

The HRCC has adopted a compensation philosophy that positions targeted total direct compensation for the NEOs at a percentile consistent with the Company’s relative size within the peer group. This method ultimately ensures the NEOs of the Company are paid a fair and industry-competitive salary that aligns with earnings of other executive officers holding comparable positions within similar publicly traded entities.

The HRCC must ensure that the Company’s peer selections are fair, reasonable and unbiased. The Company’s previous hybrid nature (i.e., serving both medical cannabis patients and adult recreational consumers), as well as the newly established and developing global industry in which it operates, has posed some difficulty in finding high-growth companies of a similar size in any sectors that would offer a direct peer-to-peer comparison. In the past, rapid changes in the Company’s growth trajectory and limited competition specifically within the established industry meant the peer group selections had to be based, in part, on future growth expectations.

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Fiscal 2026 Benchmark Peer Group

As the cannabis industry evolves, the HRCC’s peer group selection must also evolve, but ultimately remain grounded upon the Company’s need to establish consistency year after year.

For fiscal 2026, the HRCC evaluated companies that are:

•	publicly traded, of similar size and complexity (e.g., market capitalization, enterprise value, assets, and revenue); and/or
•	operate within the same or similar industry, including (i) other cannabis companies of a comparable size; (ii) specialized pharmaceutical companies in Canada; and (iii) fast-moving consumer goods companies in the food and beverage industry.

Fiscal Year 2026 Benchmark Peer Group
Company Name	Revenue(1)	Market Cap(1)
Andrew Peller Limited	389	256
Canopy Growth Corporation	278	575
Corcept Therapeutics Incorporated	1,063	6,902
Cresco Labs Inc.	886	547
Cronos Group Inc.	220	1,362
Green Thumb Industries Inc.	1,653	2,506
Jushi Holdings Inc.	367	144
MariMed Inc.	223	49
MGP Ingredients, Inc.	720	589
Organigram Holdings Inc.	274	269
Pacira Biosciences, Inc.	1,016	1,386
Rogers Sugar Inc.	1,222	843
SNDL Inc.	937	489
Supernus Pharmaceuticals, Inc.	1,074	3,850
TerrAscend Corp.	362	322
Tilray Brands Inc.	1,186	1,029
Verano Holdings Corp.	1,133	638
Village Farms International Inc.	313	450
Median (P50)	803	582
Aurora Cannabis Inc.	373	276

Note:

1)       Data sourced from S&P Capital IQ. All values in CAD$ millions. Represents 12-month trailing revenue and market cap as of April 30, 2026.

REVIEW OF PEER GROUP FOR FISCAL 2027

During late fiscal 2026, in preparation for fiscal 2027, the HRCC reviewed the benchmark peer group with Mercer and launched a renewed approach to better reflect Aurora’s current talent market, stage of growth, and strategic repositioning focused primarily on medical cannabis and steering away from the recreational market. This approach led us to focus largely on the cannabis and pharmaceutical & biotechnology industries for peers that resulted in the current group that is presented here and titled “Fiscal Year 2027 Benchmark Peer Group”.

The HRCC will focus on aligning pay commensurately with the general size of our updated peer group. Furthermore, the HRCC will continue to regularly assess the appropriateness of the benchmark peer group as the Company and sector continue to grow and mature.

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Changes for Fiscal 2027

As approved by the HRCC, the following companies were removed from the peer group for FY2027:

× Green Thumb Industries Inc. × Verano Holdings Corp. × Cresco Labs Inc. × TerrAscend Corp. × Jushi Holdings Inc, × MariMed Inc.	× Rogers Sugar Inc. × MGP Ingredients, Inc. × Andrew Peller Limited	× Corcept Therapeutics Inc. × Pacira BioSciences, Inc. × Supernus Pharmaceuticals, Inc.
Rationale for exclusion: Largely US operations which is less comparable to Aurora’s current international focus	Rationale for exclusion: Less similar industries, given Aurora’s current medical cannabis operations	Rationale for exclusion: No longer fit within applicable size range

As previously mentioned, given Aurora’s current stage of business and operational focus, the following six commercial-stage pharmaceutical and biotechnology companies within an applicable size range were recommended for fiscal 2027:

✔	Esperion Therapeutics, Inc.
✔	Knight Therapeutics Inc.
✔	Amarin Corporation plc
✔	Akebia Therapeutics, Inc.
✔	Vanda Pharmaceuticals Inc.
✔	Heron Therapeutics, Inc.

The following table shows the full peer group (both cannabis and broader pharma/biotech) relative to Aurora, approved by the HRCC in respect of executive compensation for fiscal 2027

Fiscal Year 2027 Benchmark Peer Group
Company Name		Revenue(1)	Market Cap(1)
Akebia Therapeutics, Inc.		321	512
Amarin Corporation plc		300	404
Canopy Growth Corporation		278	575
Cronos Group Inc.		220	1,362
Esperion Therapeutics, Inc.		578	711
Heron Therapeutics, Inc.		208	313
Knight Therapeutics Inc.		510	737
Organigram Global Inc.		274	269
SNDL Inc.		937	489
Tilray Brands, Inc.		1,186	1,029
Vanda Pharmaceuticals Inc.		301	590
Village Farms International, Inc.		313	450
	Median (P50)	307	544
Aurora Cannabis Inc. 373 276

Note:

1)	Data sourced from S&P Capital IQ. All values in CAD$ millions. Represents 12-month trailing revenue and market cap as of April 30, 2026

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Elements of Compensation

For fiscal 2026, the total NEO compensation package is comprised of three main elements: annual base salary; annual short-term incentives (STIs); and long-term incentives (LTIs).

FISCAL 2026 EXECUTIVE COMPENSATION PLAN

The HRCC reviews target total direct compensation levels within each element of the compensation program to ensure market-competitiveness and continued alignment with shareholder interests. Each of the three elements of the Company’s executive compensation program were designed with these goals in mind:

✔	attract and retain top talent;
✔	ensure market competitiveness; and
✔	provide an appropriate mix of performance-driven short-term and long-term incentives for the purpose of achieving the Company’s strategic and business objectives.

Element	Objective	Rationale	Details
Annual Base Salary	Provides executives with a market competitive, fixed rate of pay.	Provides a vehicle to attract and retain employees who can deliver on the Company’s overall goals, while maintaining an emphasis on rewarding personal performance.	Reflects an individuals’ level of responsibility and authority.
Annual	Annual cash award that encourages executives to meet specified performance targets related to specific corporate and individual objectives.	Provide a vehicle to reward actual performance against objectives that support the Company’s overall goals.	Target annual bonus calculated as percentage of base salary. Payouts range from 0% to 150%, based on the achievement of corporate and individual performance. CEO and CFO payouts are calculated solely on corporate performance
Short-
term
Incentive
(STIs)
Long-term Incentive (LTIs)	Aligns employee interests with share price growth and rewards according to the Company’s long-term performance.	Provide a vehicle to attract and retain key employees while aligning their incentives with those of the Company's shareholders by rewarding the achievement of the Company’s overall goal of creating value for its shareholders.	50% PSUs: performance vesting based on relative total shareholder return (“TSR”) on the third anniversary of the grant date 20% stock options: annual vesting over three years, five-year term
30% RSUs: annual vesting over three years, settled in shares

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Base Salary

Annual base salary is the primary element of compensation offered to all Company employees. NEO base salary is offered at a level designed to attract and retain individuals who possess the appropriate skills and experience and to remunerate them for achieving their roles and responsibilities.

The HRCC reviews the NEO base salaries annually as part of the total compensation package and any changes are reflected in the employment agreements. In making base salary recommendations to the Board, the HRCC considers the compensation philosophy, business strategy, external market, and internal equity. In addition, the HRCC considers each of the NEO’s skills and experience, their sustained performance, and the industry and geographic markets in which the Company operates (per the peer group assessment).

For fiscal 2026, the HRCC reviewed year-end compensation matters and recommended a merit increase 3.5% for the NEOs for fiscal 2026, which was effective as of July 1, 2025, with the exception of the CEO and CFO who did not receive merit increases. With the Company operating in a steadier state and following several years where there were no increases to base pay, the HRCC believed that these moderate increases to other NEO compensation were reasonable and aligned with the Company’s performance and delivery against its strategic objectives.

For fiscal 2027, the HRCC decided that base salaries for NEOs would not be adjusted. Short-Term Incentives (STIs)

The annual short-term incentive plan (the “STI Plan”) focuses our executives on achieving financial, operational, and strategic objectives. This STI Plan is a cash bonus designed to reward executives for achieving pre-determined annual corporate and individual performance objectives that are tied directly to Aurora’s strategy. Corporate performance is measured against financial and non-financial measures and is approved by the HRCC and subsequently the Board at the beginning of the fiscal year. The CEO and CFO are measured solely against corporate performance.

Historically, Executive Vice-Presidents’ STI components have included corporate, divisional and individual performance components specific to their role and responsibilities. The HRCC decided that for fiscal 2026 and going forward, divisional components would no longer be included for EVPs, and that it was prudent to put a greater focus on corporate performance objective achievement for their STI calculation. This was done to better align senior leadership to corporate/enterprise achievement.

Each participant in the STI Plan has a target bonus, set as a percentage of base salary, which is financially reflective of their position and level of responsibility, and aligned with the external market of comparable roles within the peer group. The actual STI paid is based on the achievement of the corporate and individual goals, depending on the role.

The table below summarizes each NEO’s STI Plan opportunity for fiscal 2026.

	CEO	CFO	EVP, Ops	EVP, GC	EVP, HR
Target STI (% of Base Salary)	110%	80%	75%	75%	75%
STI Award Range (% of Base Salary)(1)	0%-165%	0%-120%	0%-109%	0%-109%	0%-109%
Corporate Objective Weight	100%	100%	75%	75%	75%
Individual Objective Weight	0%	0%	25%	25%	25%

Note:

(1)       The maximum represents the % of base salary each NEO would be awarded if all metrics were to hit at their individual maximum.

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To measure progress against the corporate objectives, specific performance measures are defined, and annual targets are set. For fiscal 2026, the three levels of performance were established as follows:

Threshold	Target	Stretch
The minimum level of performance necessary to receive a payout - If threshold performance is not achieved, the NEO may not receive a payout.	The expected level of performance (100% of Target).	The performance beyond Target or the largest payout opportunity available

Short-term incentives are paid to individuals upon the completion of the financial year where targets for the threshold have been met or surpassed. Short-term incentive payouts are calculated based on the achievement (or percentage achievement) of performance. The payout multiplier will range from a minimum of 60% (Threshold) to expected of 100% (Target) up to a maximum of 150% (Stretch). The achievement is pro-rated between threshold and target, and target and stretch, however, there is no pro-ration below threshold.

The payout formula is based on an additive plan, that is, each performance measure of the STI Plan contributes to the participant’s award separately and are then added together. In any financial year, if the corporate measures are below the threshold level, the eligible target bonus amount available will be at the sole discretion of the Board. Each of the NEOs fiscal 2026 STI Plan rewards were calculated based on the following formula:

DETERMINATION OF 2026 STI AWARDS

In May 2026, the HRCC reviewed Aurora’s fiscal 2026 performance against the corporate objectives of the STI Plan. In June, the overall achievement of 64.9% was approved by the Board for our NEOs, as outlined below under the heading “Fiscal 2026 Corporate Objectives Achievement”. For each objective, we establish targets with minimum thresholds required to achieve an award, and maximum levels for over-performance.

The HRCC reviewed NEO performance in May 2026 for approval of the fiscal 2026 bonus payouts. For the CEO and CFO, who are calculated based on corporate performance only, the corporate achievement of 64.9% was used to calculate their STI payment. The remainder of the NEOs each achieved the set individual goals required, resulting in the achievement of between 100% and 110% for individual performance as applicable to each NEO. The corporate achievement of 64.9% was then applied to this component of the STI. These STI payments were approved by the Board in June 2026. Please refer to the Statement of Executive Compensation for the actual results for each NEO, which is listed under the column entitled “Non-equity incentive plan compensation - Annual Incentive Plans.”

The HRCC and the Board can use discretion in assessing both individual executive officer performance and overall performance to ensure that payouts are not overly influenced by an unusual result in any one given area. For fiscal 2026, no Board discretion was applied in determining the NEO bonus payouts.

The HRCC will continue to assess the appropriateness of the corporate objectives annually. For more information on short-term incentives paid and the cash bonus awards approved by the Board, please see the Summary Compensation Table included within the Statement of Executive Compensation.

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Fiscal 2026 Corporate Objectives Achievement

Goal	Weighting	Threshold	Target	Stretch	Result
Improve Reported Adjusted EBITDA(1)	30%	$37 million	$57 million	$77 million	$51 million
Global Cannabis Revenue	25%	$318 million	$343 million	$368 million	$321 million
Free Cash Flow Positive	30%	$5 million	$15 million	$25 million	($14 million)
Voluntary Attrition	15%	18%	16%	14%	14%
Note: (1) Calculation excludes discontinued operations.	Payout:	60%	100%	150%	64.9%

Long-Term Incentives (LTIs)

LTIs are awarded to NEOs as part of the total compensation package. Target grants are calculated as a percentage of base salary, reflective of both an NEO’s position and level of responsibility. Targets are reviewed annually as part of the executive compensation benchmarking exercise comparing Aurora’s target total direct compensation with our Benchmark Peer Group. The dollar amount is converted into the below LTI vehicles based on vehicle weighting and a 5-day VWAP volume weighted average price (VWAP) or, in the case of stock options, the Black Scholes Value.

This portion of the executive compensation package is intended to offer NEOs incentive over the longer term by providing a reward that is linked directly to the market value performance of the Common Shares. This ensures the NEOs’ vested interest in the Company’s continued success which, in turn, best serves the interests of our shareholders. Since such a significant portion of NEO compensation is delivered in LTIs, the values shown in the Summary Compensation Table reflect grant-date fair values rather than amounts ultimately received. Given recent cannabis-sector share performance, a significant portion has not been realized by our NEOs, reinforcing the alignment between compensation outcomes and the shareholder experience.

Target LTI grants are recommended by the HRCC and approved by the Board based on the annual compensation review. Each NEO’s LTI grant is aimed to attract and retain experienced executive talent and align with the competitive external market.

For fiscal 2026, the NEOs were granted LTIs following the March 31, 2025 financial year-end in the form of RSUs, PSUs and Options.

Stock Options (20%): Options provide the right for executives to purchase shares at a specified price (“exercise price”) in the future. Options by nature are performance based since the executive will only receive value from them if the future share price is above the exercise price. Options vest annually in thirds over 36 months, starting on the first anniversary from the grant date. The Options have a 5-year term to expiry. Options are granted under the Option Plan, which is summarized beginning at page 77 The number of Options and the associated exercise prices for the NEOs appear in the “Outstanding Compensation Securities” table on page 68.

Restricted Share Units (30%): RSUs are notional share units that vest in thirds over 36 months, starting on the first anniversary from the grant date. The vested value of the RSU is determined based on the number of units multiplied by the vesting date share price. The realized value of RSUs may be higher or lower than the grant date value, which is disclosed in the Summary Compensation Table on page

66. A summary of the RSU Plan is described beginning at page 79

Performance Share Units (50%): PSUs provide compensation that is conditional on the achievement of predetermined performance criteria. PSUs vest on the third anniversary of the grant date. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on Aurora’s three-year relative total shareholder return (“relative TSR”) performance over the three-year performance period and the three-year absolute total shareholder return (“absolute TSR”) performance. A summary of the PSU Plan is described beginning at page 81.

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The number of PSUs that are earned and awarded is calculated as follows:

Percentile Positioning	PSU Multiplier
< 35th percentile	0
35th percentile	.50x
50th percentile	1.00x
75th percentile	2.00x

The relative TSR compares our share price performance to the performance of companies in our performance peer group. This provides a clear indication of our performance compared to that of our peers over the same period. The absolute TSR constraint caps the maximum payout at 100% of the initial grant amount if our absolute TSR is negative over the three-year period, even if our TSR performance is better than that of our peers.

Performance Peer Group Design

In late fiscal 2025, the HRCC reviewed the performance peer group with its former compensation partner, Meridian, and made the decision to maintain the peer group for fiscal 2026.

Fiscal Year 2026 Performance Peer Group
Company Name	Revenue(1)	Market Cap(1)
AbCellera Biologics Inc.	109	1,751
Canopy Growth Corporation	278	575
Charlotte's Web Holdings, Inc.	67	122
Cronos Group Inc.	220	1,362
Curaleaf Holdings, Inc.	1,777	3,730
Green Thumb Industries Inc.	1,653	2,506
High Tide Inc.	630	291
Jushi Holdings Inc.	367	144
Organigram Global Inc.	274	269
SNDL Inc.	937	489
TerrAscend Corp.	362	322
Tilray Brands, Inc.	1,186	1,029
Trulieve Cannabis Corp.	1,617	2,548
Verano Holdings Corp.	1,133	638
Village Farms International, Inc.	313	450
WELL Health Technologies Corp.	1,474	1,104
Aurora Cannabis Inc.	373	276

Note:

1)	Data sourced from S&P Capital IQ. All values in CAD$ millions. Represents 12-month trailing revenue and market cap as of April 30, 2026

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CHANGES TO CEO LTI DESIGN FOR FISCAL 2027

In late fiscal 2026, the HRCC, supported by Mercer, reviewed the approach to LTI design specifically for the CEO and made a number of adjustments for the fiscal 2027 grant. These changes were made alongside the additional adjustments to the CEO’s long-term incentive plan target value (i.e., from 375% to 325%) to address shareholder concerns with the overall quantum of the award and to provide a more diversified link to pay and performance through additional metrics in the PSUs. The details of these changes will be provided in disclosure for the fiscal 2027 year; however, a summary of the changes is outlined below.

✔	Change of LTI mix to 30% RSUs, 70% PSUs, and no Options;
✔	Introduction of operational and financial measures into the PSUs over the 3-year performance period;
✔	Continued use of relative TSR; however, as a modifier;
✔	Relative TSR measurement approach using a rank method rather than the current percentile approach; and
✔	Review and update of the peer group used for relative TSR to simplify the number of peers used and include largely cannabis peers that are also used to benchmark compensation

OTHER COMPENSATION AND EMPLOYMENT BENEFITS

Group Benefits and Retirement Savings

Canadian-based NEOs participate in the same retirement and benefit plans as other Aurora employees. Specifically, Aurora’s Group Benefits Plan offers NEOs the same life insurance, accidental death and dismemberment, critical illness, extended health, and dental care benefits as other employees. Under the optional Registered Retirement Savings Plan, the Company matches employee contributions, up to 3% of base salary. Both the Group Benefits Plan and the Retirement Savings Plan are reviewed periodically by the Executive Vice President, Human Resources to determine whether they continue to meet the Company’s business and human resource objectives. As Mr. Martin and Ms. King are US-based employees, they do not participate in a Company-sponsored retirement or benefits plan, though the Company reimburses them for the reasonable cost of health, vision, and dental insurance in the U.S., consistent with Aurora’s practices.

Employee Share Purchase Plan (ESPP)

The Company has established an ESPP to provide employees with an opportunity to acquire an ownership interest in the Company through the purchase of its Common Shares made by payroll deductions. Under the ESPP, the Company matches employee contributions, up to 3% of the employee’s base salary.

SHARE OWNERSHIP GUIDELINES AND OTHER COMPENSATION POLICIES

Share Ownership Guidelines

The Company believes that its directors’ and executives’ interests should be aligned with the interests of the Company’s shareholders and, consequently, adopted Share Ownership Guidelines (SOG) effective April 26, 2019. As part of the total compensation package, our SOG requires the executives to have personal holdings in Common Shares, or share equivalents, equal to a multiple of their annual base salary.

The definition of share ownership includes Common Shares that are directly owned, Options exercised and held as Common Shares, Common Shares acquired and held in the Company savings plan, RSUs, DSUs, and PSUs which are calculated at threshold for our CFO and EVPs. Vested or unvested unexercised Options are not included in the definition of share ownership.

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CEO SOG Calculations - Removal of PSUs: On recommendation of the HRCC, PSUs will no longer be included in the definition of share ownership for the CEO. Share ownership will be calculated on Common Shares directly owned and RSUs. Our CEO will have an additional 5-years to achieve the guidelines following this change; however, based on the grant/acquisition date values, the SOG multiple is currently met without the inclusion of PSUs. We believe this change reflects our commitment to good governance and better aligns with market and investor expectations.

The targets for personal Common Share holdings of executives and directors in fiscal 2026 were established as follows:

Position	Multiple of Base Salary
*CEO	5X
*All other NEOs	2X
*All other executive officers	1X
**Directors	3X

*Multiple of base salary.

**Multiple of total cash annual retainer, exclusive of sub-committee retainers.

Common Share ownership, as part of the executive officers’ compensation model, is intended to advance the interests of the Company by encouraging NEOs to have a vested interest in the Company, and by providing them with additional incentive for their efforts on behalf of the Company in the conduct of its affairs.

The ownership value is calculated based on the number of Common Shares owned multiplied by: (i) the purchase price at the time of the initial acquisition of the Common Shares; OR (ii) the market value of the Common Shares at the time the ownership value is measured. Below, we have disclosed the value at both the grant or acquisition date and as of the financial year ended March 31, 2026, to demonstrate the alignment of our NEOs with long-term shareholder interests.

NEO	Years Remaining until Requirement Must be Met(1)	Equity Ownership (Multiple of Salary)	Number of Shares Held Directly or Indirectly(2)	Grant Date or Acquisition Date Value	Market Value of Total Holdings($)(3)	SOG Compliant or in Progress(4)
Miguel Martin	N/A	$3,962,778 (5X)	448,323	$5,051,572.25	$2,053,320.714	Compliant
Simona King	3.5	$1,050,092 (2X)	169,598	$1,087,761.42	$776,758.84	Compliant
Alex Miller	0.5	$703,800 (2X)	133,396	$900,391.14	$610,953.68	Compliant
Nathalie Clark	1.5	$662,400 (2X)	125,797	$850,757.10	$576,150.26	Compliant
Lori Schick	0.5	$652,050 (2X)	131,084	$886,343.18	$600,364.72	Compliant

Notes:

1)	Years remaining is calculated from the latter of (i) appointment date; or (ii) date of implementation of the SOG on April 26, 2019.
2)	Includes RSUs and PSUs (at threshold), except for the CEO which does not include PSUs as part of the calculation.
3)	Calculated based on the $4.58 closing price of the Company’s Common Shares on March 31, 2026, being the last trading day of fiscal 2026.
4)	The NEOs have five years to reach SOG compliance, and they are not considered “non-compliant” until then. Per the SOG, compliance is indicated based on the grant or acquisition date value, given it is greater than the market value.
5)	These salaries are paid in US dollars and are based on an average exchange rate of CAD$1.00 = USD$1.3817.

As demonstrated in the above table, the value of Common shares acquired, either via purchase on the open market or through the exercise of equity awards has significantly declined from the original purchase or grant date. In particular, the CEO holds a large portion of these reported holdings in Common Shares and receives his vested RSUs in Common Shares rather than cash, demonstrating alignment with shareholders.

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Timing to Achieve Target

Pursuant to the SOG, each executive officer or director will have up to five years, measured from the later of: (a) the implementation of the SOG on April 26, 2019; or (b) the end of the calendar year of hire or promotion, to reach the SOG requirement. The HRCC reserves the right to determine time for compliance in extenuating circumstances.

Compliance

If a director has not achieved the required level of share ownership within a year of the deadline, it is the responsibility of the Executive Chairman of the Board to discuss and resolve. If an executive has not achieved the required level of ownership within a year of the deadline, it is the responsibility of the CEO to discuss and resolve.

Administration

SOG levels are reviewed annually by the HRCC and the CEO. The EVP, HR is responsible for periodically reviewing the SOGs to ensure they are market-competitive and consistent with good governance practices. Any amendments to the SOG are made at the discretion of the Board.

Anti-Hedging Policy

Our insider trading and reporting guidelines, among other things, prohibit directors, officers, employees and contractors (of the Company and its subsidiaries) from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held by the NEO, as such positions that delink the intended alignment of employee and shareholder interests. The following activities are specifically prohibited:

•	any form of hedging activity;
•	any form of transaction involving Options (other than exercising Options in accordance with the plans);
•	any other form of derivative trading (including “puts” and “calls”); and
•	“short-selling” (selling securities that the individual does not own).

The Company does not allow repricing of Common Shares or Options granted to employees unless prior shareholder approval to the repricing is obtained.

Clawback Policy

The Company has adopted a clawback policy to assist in the management of compensation-related risk. The policy provides guidance to the Board in the event that any incentive-based compensation paid to an executive officer, including any cash compensation or equity compensation under the Company’s equity compensation plans or cash-settled performance and restricted share unit plan that is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure, needs be adjusted and/or repaid because the compensation was based on results which were determined to have contained material errors. Specifically, the clawback policy applies in cases where the Company is required to restate its financial statements after the adoption of the clawback policy due to its material non-compliance with financial reporting requirements. The Board has sole discretion to determine whether it is in our best interests to pursue reimbursement of all or part of the incentive compensation. These actions would be separate from any actions by law enforcement agencies, regulators or other authorities.

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LOOK-BACK AT REALIZED AND REALIZABLE CEO PAY

As we have discussed elsewhere, the value of equity awards presented as part of the total CEO compensation is the “grant date fair value” which is an estimate of the value. Given the volatility of the stock and overall cannabis-sector share performance over prior fiscal years, the current value of equity awards is much lower than the grant date fair value presented under the share-based awards column. Additionally, Options are issued with zero intrinsic value which means that if the Options were exercised immediately upon grant, no value would be received by the recipient.

For example, the FY26 Options were granted at $5.90; with the stock at $4.85 at the March 31, 2026 year-end, that tranche is worth $0 to the CEO, yet makes up $590,262 of his total reported pay.

Fiscal Year Ended	Incumbent	Grant Date Value	Realized/Realizable Value	Indexed TSR
June 30, 2022	Miguel Martin	$4,861,721	$2,582,872	15.1
March 31, 2023(1)	Miguel Martin	$6,722,990	$3,925,484	8.4
March 31, 2024	Miguel Martin	$8,015,234	$7,046,473	5.3
March 31, 2025	Miguel Martin	$6,368,182	$4,220,862	5.6
March 31, 2026	Miguel Martin	$4,901,715	$3,948,254	4.1

Note:

(1) Represents a nine-month financial period.

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FIVE YEAR PERFORMANCE GRAPH

The following graph compares the total cumulative return to a shareholder who invested $100 in Common Shares of the Company on June 30, 2021 with the cumulative total return of the TSX Composite Index, S&P/MX International Cannabis Index and the Horizons Marijuana Life Sciences Index ETF index as at the year end date of the Company for each following year.

	Fiscal Year or Period Ended
	June 30, 2021	June 30, 2022	March 31, 2023	March 31, 2024	March 31, 2025	March 31, 2026
Aurora Cannabis Inc.	$100	$15	$8	$5	$6	$4
S&P/TSX Composite Index - Total Return	$100	$96	$105	$120	$139	$189
Horizons Marijuana Life Sciences Index ETF	$100	$33	$25	$26	$16	$17
Aurora Cannabis - Net Revenue (millions)	$245	$221	$173(1)	$270	$289	$320

Note:

(1) Represents a nine-month financial period.

As illustrated in the performance graph above, there has been significant volatility during the last five fiscal years. Fluctuating investor sentiment relating to the future prospects of the cannabis industry continues to fuel considerable speculation for Aurora’s Common Shares and the shares of other cannabis companies. Further, Aurora has faced challenging market conditions due to evolving cannabis regulations, macroeconomic conditions, tax structures unfavorable to cannabis companies, slow-moving reform, and retail pricing of the Company’s products, resulting in an explicit need for Aurora to retool and refine.

As described in this Information Circular, the compensation policy for the Company’s directors and NEOs is primarily tied to financial performance of the business and not specifically to Common Share performance. The performance criteria are based on the Company’s relative shareholder return as compared to a peer index, making direct comparison between NEO compensation and Common Share price performance more difficult. Please refer to the Statement of Executive Compensation below.

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Statement of Executive Compensation

The disclosure in this section is intended to communicate the compensation provided to each of the NEOs for the fiscal year ended March 31, 2026 and should be read together with the preceding CD&A for context in terms of our philosophy, objectives, and processes regarding executive compensation.

SUMMARY COMPENSATION TABLE

The table below is a summary of the compensation received by the NEOs for the twelve-month financial years ended March 31, 2026, March 31, 2025 and March 31, 2024.

NOTE TO READER: Given the volatility of the stock over the last three fiscal years, the current value of equity awards is generally much lower than the grant date or fair value presented under the share-based awards column and the Option-based awards column. Additionally, Options are issued with zero intrinsic value which means that if the Options were exercised immediately upon grant, then no value would be received by the recipient. Please refer to note 2 to the Summary Compensation Table for details regarding the assumptions in the valuation estimate for the Option-based awards.

Notes:

1.	Represents RSUs and PSUs granted during the respective year. RSU values are determined based on the market value of each award on the respective grant date. PSU values for fiscal 2026 are determined based on the economic (grant date) value of $5.90 and PSU values for fiscal 2025 and 2024 are determined based on the Monte-Carlo model valued on the respective grant date.
2.	These amounts represent the fair value of the Options at the date of grant. Option-based awards are valued using the Black-Scholes stock option valuation methodology for the years ended March 31, 2026, March 31, 2025 and March 31, 2024, consistent with the values used in the Company’s financial statements. The 2026 grants were valued using the following weighted average assumptions: exercise price of $5.90; risk free rate of return of 2.66%; volatility estimate of 91.41%; expected life (years) of 3.06; dividend rate of nil; per option value of $3.50. The 2025 grants were valued using the following weighted average assumptions: exercise price of $7.60; risk free rate of return of 3.70%; volatility estimate of 81.25%; expected life (years) of 2.97; dividend rate of nil; per option value of $4.12. The 2024 grants were valued using the following weighted average assumptions: exercise price of $7.60; risk free rate of return of 4.34%; volatility estimate of 85.06%; expected life (years) of 2.67; dividend rate of nil; per option value of $4.11.
3.	STIs for the year ended March 31, 2026 will be paid on July 17, 2026.

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Notes (cont’d):

4.	Amounts paid for a performance-based cash retention payment to the NEOs were calculated based on: (a) individual performance (70% weighting, based on the fiscal 2025 personal performance year-end rating); and (b) a revenue target (30% weighting) of $260 million (threshold), $295 million (target), and $325 million (stretch) for the period of October 1, 2024 to September 30, 2025, achieved at stretch.
5.	Mr. Martin was appointed CEO on September 8, 2020 and was subsequently appointed Executive Chairman on September 19, 2024. Mr. Martin’s salary is paid in US dollars and the salary figure represented for fiscal 2026 in this table is based on an average exchange rate of CAD$1.00 = US$1.3817. Actual base salary paid out in US dollars over the past three fiscal years is as follows: Fiscal 2026 - US$573,609, Fiscal 2025 - US$560,293, and Fiscal 2024 - US$573,609. All other compensation for fiscal 2026 represents a performance-based cash retention payment in the amount of $1,294,877 (see footnote 4) and $34,819 in benefits allowance under his employment agreement. 275,152 RSUs and PSUs with an aggregate fair value of $1,623,397 and 168,665 stock options with a fair value of $590,262 were granted to Mr. Martin in 2026 as part of the long-term incentive plan. Mr. Martin is director of the Company but does not receive any compensation for those services.
6.	Ms. King was appointed as CFO effective February 21, 2024. Ms. King’s salary is paid in US dollars and the salary figure represented for fiscal 2026 in this table is based on an average exchange rate of CAD$1.00 = USD$1.3817. All other compensation includes $36,477 in benefits allowance under her employment agreement. 162,616 RSUs and PSUs with an aggregate fair value of $959,434 and 68,351 stock options with a fair value of $239,832 were granted to her in 2026 as part of the long-term incentive plan.
7.	Mr. Miller was appointed Executive Vice President, Operations and Supply Chain on May 17, 2021. Other compensation represents a performance-based cash retention payment (see footnote 4). 92,203 RSUs and PSUs with an aggregate fair value of $543,998 and 38,857 stock options with a fair value of $135,984 were granted to him in 2026 as part of the long-term incentive plan.
8.	Ms. Clark was appointed EVP, General Counsel and Corporate Secretary on March 21, 2022. Other compensation represents a performance-based cash retention payment (see footnote 4). 86,779 RSUs and PSUs with an aggregate fair value of $511,996 and 36,571 stock options with a fair value of $127,984 were granted to her in 2026 as part of the long-term incentive plan.
9.	Ms. Schick was appointed Executive Vice President, Human Resources on May 3, 2021. Other compensation represents a performance-based cash retention payment (see footnote 4). 85,422 RSUs and PSUs with an aggregate fair value of $503,990 and 35,999 stock options with a fair value of $125,982 were granted to her in 2026 as part of the long-term incentive plan.

SUPPLEMENTARY CEO TABLE AND INFORMATION

There has been no increase to our CEO’s base salary over the past three fiscal years. Any fluctuation year-over-year is due to the exchange rate or timing discrepancies for payments made during the fiscal year under separate U.S. payroll. The below table is being provided to give a clear view of his base salary in U.S. dollars.

	Fiscal Year Ended March 31	Base Salary (USD)	Change YoY
Miguel Martin, CEO	2026	USD$573,609	0%
	2025	USD$573,609	0%
	2024	USD$573,609	0%

Realized vs. Realizable Pay

Since such a significant portion of CEO (and other NEO) compensation is delivered in equity, reported grant-date values included in the Summary Compensation Table overstate what has actually been received. For example, the FY26 Options were granted at $5.90; with the stock at $4.85 at year-end, that tranche is worth $0 to the CEO as at March 31, 2026.

Vesting of RSUs and Common Share Ownership

Our CEO also does not cash out any RSUs that vest - he receives these in Common Shares, demonstrating alignment with our shareholders.

Please refer to the Look-Back at Realized and Realizable CEO Pay and Share Ownership Guidelines and calculations included in the CD&A for more information.

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REALIZED GAINS FROM OPTION-BASED AWARDS

During the fiscal year ended March 31, 2026, there were no gains realized by our NEOs from option-based awards. Realized gains from the exercise of Options represents the difference between the fair value on the exercise date and the cost to exercise the Options, before deducting withholding taxes.

OUTSTANDING COMPENSATION SECURITIES

The following table sets out all compensation plan option-based awards and share-based awards outstanding at the financial year ended March 31, 2026, for each NEO.

Name and principal position	Option-Based Awards				Share-Based Awards(1)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m - d - y	Value of unexercised in-the- money options(2) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
	23,454	82.20	09-30-2026	-	168,847	773,320	-
	107,690	18.70	09-23-2027	-	11,257	51,555	-
Miguel Martin Executive Chairman and CEO	244,427 262,373 16,908 168,665	7.60 7.59 7.91 5.90	06-23-2028 06-24-2029 09-19-2029 06-24-2030	- - - -	175,434 23,391 12,906 1,721	803,488 107,131 59,109 7,882	- - - -
	N/A	N/A	N/A	-	125,069	572,816	-
	N/A	N/A	N/A	-	150,083	687,380	-
	117,580	7.59	06-24-2029	-	2,180	9,984	9,980
Simona King CFO	68,531 N/A N/A	5.90 N/A N/A	06-24-2030 N/A N/A	- - -	78,619 10,482 101,635	360,075 48,008 465,488	- - -
	N/A	N/A	N/A	-	60,981	279,293	-
	7,187	82.20	09-30-2026	-	44,737	204,895	-
Alex Miller EVP, Operations and Supply Chain	28,892 64,762 66,995 38,857	18.70 7.60 7.59 5.90	09-23-2027 06-23-2028 06-23-2029 06-24-2030	- - - -	2,983 44,795 5,973 57,627	13,660 205,161 27,356 263,932	27,319 - 13,676 -
	N/A	N/A	N/A	-	34,576	158,358	-
	28,447	18.70	09-23-2027	-	42,105	192,842	-
Nathalie Clark	40,635 63,054	7.60 7.59	06-23-2028 06-24-2029	- -	2,807 10,000	12,856 45,800	12,857 -
EVP, General Counsel and	36,571	5.90	06-24-2030	-	42,160	193,093	-
Corporate Secretary	N/A N/A	N/A N/A	N/A N/A	- -	5,621 54,237	25,744 248,405	- -
	N/A	N/A	N/A	-	32,542	149,042	-
	6,966	82.20	09-30-2026	-	41,447	189,829	-
Lori Schick	28,003 60,000	18.70 7.60	09-23-2027 06-23-2028	- -	2,763 41,501	12,655 190,075	- -
EVP, Human Resources	62,068 35,999	7.59 5.90	06-24-2029 06-24-2030	- -	5,533 53,389	25,341 244,522	- -
	N/A	N/A	N/A	-	32,033	146,711	-

Notes:

1.	In fiscal 2024, the Board approved a Performance Share Unit and Restricted Share Unit Cash Settled Plan (“PRSU Cash Plan”), to be used to address any shortfall for required grants under the RSU Plan and PSU Plan. Some of the share-based awards displayed here are granted under the PRSU Cash Plan.
2.	The value of unexercised in-the-money Options was based on the closing share price of $4.58 on March 31, 2026.
3.	The market value of share-based awards that have not vested was based on the closing share price of $4.58 on March 31, 2026.

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OPTION-BASED AWARDS/SHARE-BASED AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

The following table sets out all compensation plan option-based and share-based awards (value vested or earned) during the financial year ended March 31, 2026, for each NEO:

NEO	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Miguel Martin	-	547,035	565,805
Simona King	-	39,847	272,604
Alex Miller	-	127,333	199,386
Nathalie Clark	-	123,871	187,657
Lori Schick	-	122,035	184,725

Note:

1.	Represents the value of vested Options that would have been realized if they had been exercised on the vesting date, calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options.

COMPENSATION OVERSIGHT

The HRCC considers the compensation, including grants of equity-based compensation, to directors and officers of the Company and makes recommendations to the Board for consideration, ensuring it aligns with Company performance and shareholder interests.

EMPLOYMENT AGREEMENTS, TERMINATION AND CHANGE IN CONTROL BENEFITS

Miguel Martin - Executive Chairman and CEO

The Company entered into an employment agreement with Mr. Martin effective September 8, 2020, as amended, under which Mr. Martin is paid a base salary of US$573,609 and is eligible for an annual cash bonus under the Company’s short term incentive plan of up to 110% of his annual base salary subject to the achievement of corporate performance targets, five weeks’ annual vacation, and participation in the Company’s long-term incentive programs. As the Company does not have established benefit plans and programs which are applicable to employees working in the United States, the Company reimburses Mr. Martin for the reasonable cost of health, vision, and dental insurance consistent with Aurora’s practices.

In the event of a termination without cause not within 12 months following a change-of-control, Mr. Martin will be entitled to a payment of 24 months of his base salary, any awarded but not yet paid bonus for the previous fiscal year, a pro-rated bonus for the year of termination payable when and if any such bonus is declared, a payment equal to 24 months bonus’ entitlement at target, and any and all unvested equity awards granted to him shall vest on a pro rata basis up to the termination date, and any unvested equity grants that have not vested on a pro rata basis as of the termination date shall be forfeited.

In the event of a termination without cause or for good reason within 12 months following a change of control, Mr. Martin will be entitled to a payment of 24 months of his base salary, any awarded but not yet paid bonus for the previous year, a pro-rated bonus for the year of termination calculated at target, a payment equal to 24 months bonus’ entitlement at target, and all unvested equity grants will vest at 100% immediately. In the event of termination for cause or a resignation without good reason, Mr. Martin shall be entitled to any unpaid base salary and accrued but unpaid vacation, and all unvested equity awards shall be forfeited.

Simona King - CFO

The Company entered into an employment agreement with Simona King effective February 21, 2024, which provides for her annual base salary of US$380,000, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to 80% of her annual base salary subject to the achievement of corporate performance targets, and participation in the Company’s long-term incentive programs. As the Company does not have established benefit plans and programs which are applicable to employees working in the United States, the Company reimburses Ms. King for the reasonable cost of health, vision, and dental insurance consistent with Aurora’s practices.

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In the event of a termination without cause not within 12 months following a change-of-control, Ms. King will be entitled to a payment of 12 months of her base salary, any awarded but not yet paid bonus for the previous fiscal year, a pro-rated bonus payment for time worked to the date of termination payable when and if any such bonus is declared, a payment equal to 12 months bonus’ entitlement at target, and any and all unvested equity awards granted to her shall vest immediately on a pro rata basis up to the effective date of termination.

In the event of a termination without cause or a resignation for good reason within 12 months following a change of control, she will be entitled to a payment equal to 18 months base salary, any bonus awarded but not yet paid for the previous fiscal year, a pro-rated bonus payment at target for time worked to the date of termination, a lump sum equal to the annual bonus entitlement calculated at target prorated to 18 months, and all unvested equity grants will vest at 100% immediately.

In the event of termination for cause or a resignation without good reason, Ms. King shall be entitled to any unpaid base salary and accrued but unpaid vacation, and all unvested equity awards shall be forfeited.

Alex Miller - Executive Vice-President, Operations and Supply Chain

The Company entered into an employment agreement with Alex Miller effective May 17, 2021 which, as amended, provides for his annual base salary of $351,900, five weeks’ annual vacation, annual cash bonus under the Company’s short term incentive plan of up to 75% of his annual base salary subject to the achievement of corporate, divisional and individual performance targets, and participation in the Company’s long-term incentive programs and other standard benefit plans.

In the event of a termination without cause not within 12 months following a change of control, Mr. Miller will be entitled to a payment of the greater of the sum of pay in lieu of notice and statutory severance pay (ESA termination payments) or 12 months’ base salary, any awarded but not yet paid bonus for the previous fiscal year, a pro-rated bonus payment for time worked to the date of termination payable when and if any such bonus is declared, a payment equal to 12 months bonus’ entitlement at target, and any and all unvested equity awards granted to him shall vest immediately on a pro rata basis up to the effective date of termination. All remaining unvested equity awards shall be forfeited.

In the event of a termination without cause or a resignation for good reason within 12 months following a change of control, Mr. Miller will be entitled to a payment of the greater of the sum of ESA termination payments or 18 months’ base salary, any awarded but not yet paid bonus for the previous fiscal year, a pro-rated at target bonus payment for time worked to the date of termination, a payment equal to 18 months bonus’ entitlement at target, and all unvested equity awards shall vest at 100% immediately.

In the event of termination with cause or resignation without good reason, Mr. Miller will receive any base salary owing, any accrued but unpaid vacation, and all unvested equity awards shall be forfeited.

Nathalie Clark - Executive Vice-President, General Counsel and Corporate Secretary

The Company entered into an employment agreement with Nathalie Clark effective March 21, 2022 which, as amended, provides for her annual base salary of $331,200, five weeks’ annual vacation, an annual cash bonus under the Company’s short term incentive plan of up to 75% of her annual base salary subject to the achievement of corporate, divisional and individual performance targets, and participation in the Company’s long-term incentive programs and other standard benefit plans.

In the event of a termination without cause not within 12 months following a change of control, Ms. Clark will be entitled to a payment of the greater of the sum of ESA termination payments or 12 months’ base salary, any awarded but not yet paid bonus for the previous fiscal year, a pro-rated bonus payment for time worked to the date of termination payable when and if any such bonus is declared, a payment equal to 12 months bonus’ entitlement at target, and any and all unvested equity awards granted to her shall vest immediately on a pro rata basis up to the effective date of termination. All remaining unvested equity awards shall be forfeited.

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In the event of a termination without cause or a resignation for good reason within 12 months following a change of control, Ms. Clark will be entitled to a payment of the greater of the sum ESA termination payments or 18 months’ base salary, any bonus awarded but not yet paid for the previous fiscal year, a pro-rated at target bonus payment for time worked to the date of termination, a payment equal to 18 months bonus’ entitlement at target, and all unvested equity awards shall vest at 100% immediately.

In the event of termination with cause or resignation without good reason, Ms. Clark will receive any base salary owing, any accrued but unpaid vacation, and all unvested equity awards shall be forfeited.

Lori Schick - Executive Vice-President, Human Resources

The Company entered into an employment agreement with Lori Schick effective May 3, 2021 which, as amended, provided for her annual base salary of $326,025, five weeks’ annual vacation, participation in the bonus plan up to 75% of her base salary, and eligibility to participate in the Company’s standard benefit plans.

In the event of a termination without cause not within 12 months following a change of control, Ms. Schick will be entitled to a payment of the greater of the sum of ESA termination payments or 12 months’ base salary, any bonus awarded but not yet paid for the previous fiscal year, a pro-rated bonus payment for time worked to the date of termination payable when and if any such bonus is declared, a payment equal to 12 months bonus’ entitlement at target, and any and all unvested equity awards granted to her shall vest immediately on a pro rata basis up to the effective date of termination. All remaining unvested equity awards shall be forfeited.

In the event of a termination without cause or a resignation for good reason within 12 months following a change of control, Ms. Schick will be entitled to a payment of the greater of the sum of ESA termination payments or 18 months’ base salary, any bonus awarded but not yet paid for the fiscal previous year, a pro-rated at -target bonus payment for time worked to the date of termination, a payment equal to 18 months bonus’ entitlement at target, and all unvested equity awards shall vest at 100% immediately.

In the event of termination with cause or a resignation without good reason, Ms. Schick will receive any base salary owing, any accrued but unpaid vacation, and all unvested equity awards shall be forfeited.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any resignation, retirement, or a change in a NEO’s responsibilities.

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DIRECTOR COMPENSATION - NON-EXECUTIVE DIRECTORS

Our director compensation program shares similar objectives with our executive compensation program: to attract and retain qualified directors and to align the interests of directors with our shareholders.

Our directors receive their annual retainer in cash and DSUs. In addition, the Company has adopted director SOGs to help reinforce a director’s alignment with longer term shareholder interests.

Fiscal 2026 Director Compensation Model

Flat Fee Retainer

For fiscal 2026, each non-executive director received a flat fee Board retainer, which aids the Company in its philosophy to attract and retain qualified directors and reflects a director’s ongoing oversight and responsibilities throughout the year and their attendance at Board meetings. In addition, the directors each received a flat fee for each Committee they sit on, with the Committee Chairs Receiving a higher retainer to reflect that role. The Lead Independent Director received an additional cash retainer in the amount of $55,000. The HRCC reviews director compensation annually.

Non-Executive Director Limit

Non-executive directors are limited to receive no more than $150,000 in grant date value annually among all equity awards, with no more than $100,000 in the form of Options. For the year ended March 31, 2026, the directors received their full equity retainer in the form of DSUs. The Company’s Option Plan and DSU Plan include an amendment requirement such that any changes to this prescribed limit for non-executive directors must be approved by the Company’s shareholders.

The below table summarizes the cash fee and equity retainers paid to the non-executive directors for the year ended March 31, 2026.

Board Annual Retainer	Compensation
Board Member Cash Retainer	$70,000
Additional Lead Independent Director Cash Retainer	$55,000
Annual Equity Grant (DSUs)	$150,000
Chair of Audit Committee	$40,000
Chair of HRCC	$25,000
Chair of N&CGC	$25,000
Member of Audit Committee	$5,000
Member of HRCC	$5,000
Member of N&CGC	$5,000

On recommendation of the HRCC, director compensation did not increase between fiscal 2025 and fiscal 2026, and there are no increases or changes to the compensation model for fiscal 2027.

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DIRECTOR COMPENSATION FOR THE FISCAL YEAR ENDED MARCH 31, 2026

The following table sets forth the compensation provided to the non-employee directors of the Company during the financial year ended March 31, 2026.

NOTE TO READER: The compensation indicated in each box below is the “grant date fair value” of compensation. The grant date fair value is either: the actual value of cash granted as fees earned; or an estimate of the value of equity awards. Given the volatility of the stock over the last three fiscal years, the current value of equity awards is generally much lower than the grant date fair value presented under the share-based awards column.

NAME	Fees earned ($)	Share-based awards(1) ($)	Option-based awards ($)	Total ($)
Michael Singer(2)	121,022	149,990	-	271,012
Chitwant Kohli	115,000	149,990	-	264,990
Norma Beauchamp	102,930	149,990	-	252,920
Rajesh Uttamchandani	80,000	149,990	-	229,990

Notes:

1.	Represents DSUs granted during the respective year. Values are determined based on the fair value of each award on the respective grant date. In fiscal 2024, the Board approved a Cash Settled DSU Plan (“DSU Cash Plan”), to be used to address any shortfall for required grants under the DSU Plan. Some of the share-based awards displayed here are granted under the DSU Cash Plan.
2.	For the period ending December 31, 2025, Mr. Singer elected to receive 100% of his cash retainer in DSUs. For the period January 1, 2026 to March 31, 2026, he received this in cash.

DIRECTOR SHARE OWNERSHIP

As discussed earlier, the Company has adopted SOG to ensure the alignment of its directors’ and executives’ interests with the interests of the Company’s shareholders. Below we have disclosed the value both at the grant or acquisition date and as of the financial year ended March 31, 2026 to demonstrate the alignment of our directors with long-term shareholder interests.

NAME	Years Remaining until Guideline Requirement Must be Met(1)	Equity Ownership Requirement (Multiple of Annual Retainer) ($)(2)	Number of Shares Held Directly or Indirectly(3)	Grant or Acquisition Date Value	Market Value of Total Holdings ($)(4)	SOG Compliant or in Progress(5)
Michael Singer	N/A	$375,000 (3X)	132,243	$1,556,567.21	$605,672.94	Compliant
Chitwant Kohli	1.5	$210,000 (3X)	84,026	$801,822.66	$384,839.08	Compliant
Norma Beauchamp	N/A	$210,000 (3X)	79,087	$776,833.42	$362,218.46	Compliant
Rajesh Uttamchandani	3.5	$210,000 (3X)	40,633	$268,730.83	$186,099.14	Compliant

Notes:

1.	Years remaining is calculated from the later of a) the date of implementation of the SOG on April 26, 2019; and b) the end of the calendar year in which the director was appointed to the Board.
2.	Director equity ownership requirement has been calculated based on the base annual cash retainer (exclusive of sub-committee retainers) applicable to each director based on their Board membership position as at March 31, 2026.

3.	Includes DSUs. Note that since fiscal 2024, DSUs were primarily granted to directors under the DSU Cash Plan due to volatility in the stock price and impacts on equity plan pools. These are included in this table for the purpose of calculating SOG compliance.
4.	Calculated based on the $4.58 closing price of the Company’s Common Shares on March 31, 2026.
5.	Directors have five years to reach SOG compliance, and they are not considered “non-compliant” until then. Per the SOG, compliance is indicated based on the grant or acquisition date value, given it is greater than the market value.

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OPTION-BASED BASED AWARDS/SHARE-BASED AWARDS

The following table sets out all compensation plan option-based awards and share-based awards outstanding as at March 31, 2026 for each director, excluding Miguel Martin who is already included in the NEO disclosures above:

Name	Option-Based Awards				Share-Based Awards(1)
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
	4,254	85.00	05-18-2026	-	-	-	110
	6,806	85.00	05-18-2026	-	-	-	731
	13,612	85.00	05-18-2026	-	-	-	975
	79	112.40	05-31-2026	-	-	-	718
	599	82.20	09-30-2026	-	-	-	1,092
	568	83.70	11-30-2026	-	-	-	1,237
	945	48.60	02-28-2027	-	-	-	1,522
	1,919	23.80	05-31-2027	-	-	-	2,525
	2,708	16.70	09-30-2027	-	-	-	4,218
	N/A	N/A	N/A	-	-	-	3,599
	N/A	N/A	N/A	-	-	-	4,799
	N/A	N/A	N/A	-	-	-	9,985
	N/A	N/A	N/A	-	-	-	6,679
	N/A	N/A	N/A	-	-	-	14,806
	N/A	N/A	N/A	-	-	-	8,618
	N/A	N/A	N/A	-	-	-	22,599
	N/A	N/A	N/A	-	-	-	11,787
	N/A	N/A	N/A	-	-	-	26,423
Michael Singer	N/A	N/A	N/A	-	-	-	32,463
	N/A	N/A	N/A	-	-	-	30,301
	N/A	N/A	N/A	-	-	-	38,770
	N/A	N/A	N/A	-	-	-	13,181
	N/A	N/A	N/A	-	-	-	22,625
	N/A	N/A	N/A	-	-	-	12,142
	N/A	N/A	N/A	-	-	-	20,766
	N/A	N/A	N/A	-	-	-	10,552
	N/A	N/A	N/A	-	-	-	27,004
	N/A	N/A	N/A	-	-	-	14,940
	N/A	N/A	N/A	-	-	-	21,576
	N/A	N/A	N/A	-	-	-	22,153
	N/A	N/A	N/A	-	-	-	29,106
	N/A	N/A	N/A	-	-	-	16,474
	N/A	N/A	N/A	-	-	-	23,239
	N/A	N/A	N/A	-	-	-	17,070
	N/A	N/A	N/A	-	-	-	27,617
	N/A	N/A	N/A	-	-	-	36,576
	N/A	N/A	N/A	-	-	-	33,022

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Name	Option-Based Awards				Share-Based Awards(1)
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Chitwant Kohli	945	48.60	02-28-2027	-	-	-	1,237
	1,919	23.80	05-31-2027	-	-	-	2,525
	2,708	16.70	09-30-2027	-	-	-	3,599
	N/A	N/A	N/A	-	-	-	9,985
	N/A	N/A	N/A	-	-	-	14,806
	N/A	N/A	N/A	-	-	-	22,599
	N/A	N/A	N/A	-	-	-	26,423
	N/A	N/A	N/A	-	-	-	32,463
	N/A	N/A	N/A	-	-	-	38,770
	N/A	N/A	N/A	-	-	-	22,625
	N/A	N/A	N/A	-	-	-	20,766
	N/A	N/A	N/A	-	-	-	27,004
	N/A	N/A	N/A	-	-	-	21,576
	N/A	N/A	N/A	-	-	-	29,106
	N/A	N/A	N/A	-	-	-	23,239
	N/A	N/A	N/A	-	-	-	27,617
	N/A	N/A	N/A	-	-	-	33,022
Norma Beauchamp	382	112.40	05-31-2026	-	-	-	229
	599	82.20	09-30-2026	-	-	-	253
	568	83.70	11-30-2026	-	-	-	277
	945	48.60	02-28-2027	-	-	-	312
	1,919	23.80	05-31-2027	-	-	-	596
	2,708	16.70	09-30-2027	-	-	-	394
	N/A	N/A	N/A	-	-	-	447
	N/A	N/A	N/A	-	-	-	369
	N/A	N/A	N/A	-	-	-	534
	N/A	N/A	N/A	-	-	-	731
	N/A	N/A	N/A	-	-	-	718
	N/A	N/A	N/A	-	-	-	1,237
	N/A	N/A	N/A	-	-	-	2,525
	N/A	N/A	N/A	-	-	-	3,599
	N/A	N/A	N/A	-	-	-	9,985
	N/A	N/A	N/A	-	-	-	14,806
	N/A	N/A	N/A	-	-	-	22,599
	N/A	N/A	N/A	-	-	-	26,423
	N/A	N/A	N/A	-	-	-	32,463
	N/A	N/A	N/A	-	-	-	38,770
	N/A	N/A	N/A	-	-	-	22,625
	N/A	N/A	N/A	-	-	-	20,766
	N/A	N/A	N/A	-	-	-	27,004
	N/A	N/A	N/A	-	-	-	21,576
	N/A	N/A	N/A	-	-	-	29,106
	N/A	N/A	N/A	-	-	-	23,239
	N/A	N/A	N/A	-	-	-	27,617
	N/A	N/A	N/A	-	-	-	33,022
Rajesh Uttamchandani	N/A	N/A	N/A	-	-	-	3,769
	N/A	N/A	N/A	-	-	-	20,766
	N/A	N/A	N/A	-	-	-	27,004
	N/A	N/A	N/A	-	-	-	21,576
	N/A	N/A	N/A	-	-	-	29,106
	N/A	N/A	N/A	-	-	-	23,239
	N/A	N/A	N/A	-	-	-	27,617
	N/A	N/A	N/A	-	-	-	33,022

Note:

1)       Represents the value of the in-the-money Options based on the closing share price of $4.85 on March 31, 2026.

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OPTION-BASED AWARDS/SHARE-BASED AWARDS - VALUE VESTED OR EARNED DURING THE YEAR

The following table sets out all compensation plan option-based awards and share-based awards (value vested or earned) during the fiscal year ended March 31, 2026, for each director, excluding Miguel Martin who is already included in the NEO disclosures above:

Director Name	Option-Based Awards - Value vested during the year(1) ($)	Share-Based Awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Michael Singer	-	236,565	-
Chitwant Kohli	-	148,219	-
Norma Beauchamp	-	148,219	-
Rajesh Uttamchandani	-	148,219	-

Note:

1)	Represents the value of vested Options that would have been realized if they had been exercised on the vesting date calculated as the difference between the market price of the underlying securities on the vesting date and the exercise price of the options.

OTHER COMPENSATION MATTERS

Benefits, Vacation and Perquisites: Details of the benefits and perquisites provided to the Company’s NEOs are disclosed above in the “All Other Compensation” column of the “Summary Compensation Table”.

Pension Plan Benefits: The Company has no pension plans that provide for payments or benefits at, following, or in connection with the retirement of the NEOs.

Directors’ and Officers’ Liability Insurance: The Company maintains and pays for directors’ and officers’ liability coverage covering directors and officers of the Company and its subsidiaries as a group. The coverage is shared with the Company and inclusive of separate Side A coverage for non-indemnifiable losses, subject to terms, conditions and exclusions of the policies. Under this insurance coverage, each entity has reimbursement coverage to the extent that it has indemnified the Company or any such directors and officers. The total liability is shared amongst the Company, its subsidiaries, and their respective directors and officers as per the applicable insurance policies.

Employee Share Purchase Plan

The Board adopted an employee share purchase plan (the “ESPP”) in 2017, which was established to encourage employees to own Common Shares. The Company is of the view that it is in the best interests of the Company to have the interests of its employees aligned with the shareholders and to provide employees with the opportunity to participate in the growth of the Company. Any individual who is an Employee of the Company is eligible to enrol and become a Participant in the ESPP at any time after that Employee has completed six months of continuous service on a full-time basis or 20 hours per week for three months on a part-time basis with the Company or any of its subsidiary companies.

Eligible Employees of the Company may elect to participate (become a “Participant”) in the ESPP by contributing at least 1%, but no more than 10% of their gross pay, provided, however, that in no event shall a Participant’s payroll deductions in any calendar year exceed $10,500 as defined in the ESPP. The Company will match up to a maximum of 3% of the employee’s base salary. The funds so provided will be used to purchase Common Shares on the open market at prevailing market prices. These combined contributions are held in trust by the ESPP Administrator, Solium Capital Inc., and used to purchase Common Shares through the facilities of the TSX on a regular basis. No Common Shares are issued from treasury in respect of the ESPP. The ESPP provides that all Common Shares held in the personal account of a Participant shall at all times be vested immediately in order to increase the overall attractiveness of the program to employees with the goal of increasing overall enrolment and participation. All expenses related to the purchase of Common Shares under the ESPP are paid by the Company, while all expenses related to the sale of Common Shares from the ESPP are paid by the Participants. The Company may amend or terminate the ESPP at any time, in accordance with its terms.

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EQUITY COMPENSATION PLANS

Option Plan

The Company’s Option Plan was last amended at the Company’s Annual General and Special Meeting (the “2025 Meeting”). Under the Option Plan, options may be granted to purchase up to 9.5% of the issued and outstanding common Shares of the Company, subject to a global limit of 9.5% for all equity compensation plans in aggregate. The material terms of the Option Plan are below.

Summary of the Option Plan

Eligible Persons - Options may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries as determined by the Board as being eligible for participation in the Option Plan (an “Eligible Person”).

Restriction on Option Grants to Insiders - The Option Plan is subject to restrictions that:

(a)	the number of Common Shares issued to Insiders as a group pursuant to Options granted under the Option Plan, when combined with Common Shares issued to Insiders under all the Company’s other Share Compensation Arrangements shall not exceed 9.5% of the issued Common Shares within any 12-month period;
(b)	the number of Common Shares issuable to Insiders at any time as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, shall not exceed 9.5% of the Company’s issued Common Shares; and
(c)	no exercise price of an Option granted to an Insider may be reduced nor an extension to the term of an Option granted to an Insider extended without further approval of the disinterested shareholders of the Company.

Plan Administrator - The Board is authorized to interpret the Option Plan from time to time and to adopt, amend and rescind rules and regulations for carrying out the terms of the Option Plan. The interpretation and construction of any provision of the Option Plan by the Board shall be final and conclusive. Administration of the Option Plan shall be the responsibility of the appropriate officers of the Company and all costs in respect thereof shall be paid by the Company.

Maximum Number of Shares Issuable - The number of Common Shares issuable under the Option Plan may not exceed 9.5% of the total number of issued and outstanding Common Shares from time to time. In addition:

(a)	The aggregate number of Common Shares issuable upon the exercise of all Options granted under the Option Plan and under any other Share Compensation Arrangement (pre-existing or otherwise) shall not exceed 9.5% of the issued and outstanding Common Shares as at the date of grant of each Option pursuant to the Option Plan. If any Option granted hereunder shall expire, terminate for any reason in accordance with the terms of the Option Plan or be exercised, Common Shares subject thereto shall again be available for the purpose of the Option Plan.
(b)	The aggregate number of Common Shares, which may be issuable at any time pursuant to the Option Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders, shall not exceed 9.5% of the Common Shares outstanding at the date of grant of an Option.
(c)	The aggregate number of Common Shares, which may be issued pursuant to the Option Plan or any other Share Compensation Arrangement (pre-existing or otherwise) to Insiders within a one-year period, shall not exceed 9.5% of the Common Shares then outstanding.

Exercise Price - The Board shall determine the exercise price per Common Share at the time the Option is granted, but, in any event, shall not be less than the closing price of the Common Shares on the Exchange ending on the Trading Day immediately preceding the grant date of the Option.

Vesting of Options - Options granted pursuant to the Option Plan shall vest and become exercisable by an Optionee at such time or times as may be determined by the Board and may be made subject to performance conditions as the Board may determine at the time of grant of such Options.

Term of Options - Subject to the blackout provisions described below, the Option Period shall be determined by the Board at the time of grant of the Options provided, however, that the Option Period must not extend beyond five years from the grant date of the Option.

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Termination of Options - Subject to any provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, if an Optionee ceases to be an Eligible Person, other than as a result of termination for cause, any Option held by such Optionee at the date such person ceases to be an Eligible Person shall be exercisable only to the extent that the Optionee is entitled to exercise the Option on such date and only for 90 days thereafter (or such longer period as may be prescribed by law or as may be determined by the Board in its sole discretion) or prior to the expiration of the Option Period in respect thereof, whichever is sooner. Subject to the provisions with respect to vesting of Options in an Optionee’s employment agreement with the Company, in the case of an Optionee being terminated for cause, the Option shall immediately terminate and shall no longer be exercisable as of the date of such termination, subject to the Board determining otherwise. Notwithstanding the foregoing, when an Optionee ceases to be an Eligible Person, the Board has discretion to accelerate the vesting of his/her Options and/or allow such Options to continue for a period beyond 90 days, except however, that such Options may not be extended beyond the expiry of their original Option Period.

In the case of an Optionee who is being dismissed from employment or service for cause, or whose services are terminated for cause, such Optionee’s Options, whether or not vested at the date of dismissal, will immediately terminate without right to exercise same.

In the case of an Optionee who ceases to be an Eligible Person, other than as a result of termination for cause, all of such Optionee’s Options which have not vested at the date the Optionee ceases to be an Eligible Person will immediately terminate on such date without right to exercise same.

Retirement or Early Retirement - In respect of Retirement or Early Retirement of an Optionee, unless determined otherwise by Board:

(a)	in the event of the Retirement of an Optionee, any Options granted to the Optionee will continue to vest without altered vesting terms; and
(b)	in the event of the Early Retirement of an Optionee, any Options granted to the Optionee will vest pro-rata on an accelerated basis calculated by dividing the number of months that have elapsed between the applicable grant date and the date of Retirement by the total number of months between the grant date and the vesting date.

Assignability or Transferability of Options - Options are not assignable or transferable other than by will or by the applicable laws of descent, except to a Holding Company of the Optionee or by a Holding Company to the Optionee, with the consent of the Company. During the lifetime of an Optionee, all Options may only be exercised by the Optionee or such Holding Company.

Restrictions on Option Grants to Non-Employee Directors - The aggregate value of security-based compensation granted to any one Non-Employee Director in any calendar year under all Share Compensation Arrangements of the Company shall not exceed $150,000, no more than $100,000 of which may be granted in the form of Options.

Black-Out Period - In the event that the expiry of an Option Period falls within, or within two (2) Trading Days after the end of, a trading blackout period imposed by or on the Company (the “Blackout Period”), the expiry date of such Option Period shall be automatically extended to the close of the 10th Trading Day following the end of the Blackout Period.

Amendment, Modification or Termination of Option Plan - Subject to the requisite regulatory approvals, and shareholder approval as prescribed under the Option Plan and any applicable rules of the TSX, the Board may, from time to time, amend or revise the terms of the Option Plan (including Options granted thereunder) or may discontinue the Option Plan at any time provided however that no such amendment may, without the consent of the Optionee, in any manner materially adversely affect the Optionee’s rights under any Option theretofore granted under the Option Plan.

Amendments Requiring Shareholder Approval - The Board may, subject to receipt of requisite shareholder and regulatory approval, make the following amendments to the Option Plan (including Options granted thereunder):

(a)	any amendment to the Option Plan including, without limitation, any amendment to the percentage of securities reserved and issuable under the Option Plan;
(b)	any change to the definition of “Eligible Persons” that would have the potential of narrowing or broadening or increasing Insider participation;
(c)	amendments to the prescribed NED limits within the Option Plan;
(d)	the addition of any form of financial assistance;
(e)	any amendment to a financial assistance provision that is more favourable to Eligible Persons;
(f)	the addition of deferred or restricted share unit or any other provision which results in Eligible Persons receiving securities while no cash consideration is received by the Company;
(g)	any amendment to the Option Plan to permit Options to be transferred or assigned other than for normal estate settlement purposes;
(h)	any amendment that reduces the exercise price or permits the cancellation and re-issuance of Options;

78

(i)	any amendment that extends Options beyond the original Option Period of such Options;
(j)	any other amendments that may lead to significant or unreasonable dilution in the Company’s outstanding securities; and
(k)	any reduction to the range of amendments requiring shareholder approval contemplated in this Section or any other amendments to the amending provisions of the Option Plan.

Amendments Without Shareholder Approval - The Board may, subject to receipt of requisite regulatory approval, where required, in its sole discretion (without shareholder approval), make all other amendments to the Option Plan (including Options granted thereunder) that are not of the type contemplated in the Option Plan above, including, without limitation:

(a)	amendments which are of a typographical, grammatical, clerical or of a housekeeping nature;
(b)	the addition of or a change to vesting provisions of a security or the Option Plan;
(c)	the addition of a cashless exercise feature; and
(d)	a change to the termination provisions of a security or the Option Plan that does not entail an extension beyond the original Option Period.

Notwithstanding the provisions of the Option Plan, the Company shall additionally obtain requisite shareholder approval in respect of amendments to the Option Plan that are contemplated pursuant to the Option Plan to the extent such approval is required by any applicable law or regulations.

Share-Based Awards

Restricted Share Unit Plan

The Company’s RSU Plan was last approved at the 2025 Meeting. Under the RSU Plan, the maximum number of Common Shares available for issuance thereunder is fixed at 5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate. The material terms of the RSU Plan are included below.

Nature and Administration of the RSU Plan - All Participants (as defined below) of the Company and its related entities are eligible to participate in the RSU Plan (as “RSU Plan Participants”), though the Company reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation in the RSU Plan at any time. Eligibility to participate in the RSU Plan does not confer upon any person a right to receive an award of RSUs. The RSU Plan shall be administered by the Board or a committee appointed by the Board who will administer the RSU Plan and who can, from time to time, award RSUs to RSU Plan Participants (the “Committee”). RSUs will be credited to an account maintained for each RSU Plan Participant on the books of the Company as of the award date. The number of RSUs to be credited to each RSU Plan Participant’s account shall be determined at the discretion of the Board and pursuant to the terms of the RSU Plan.

Participants - Under the RSU Plan, a Participant is an eligible director, consultant, or employee of the Company to whom RSUs are granted.

Maximum Number of Shares - The maximum number of Common Shares made available for the RSU Plan shall not exceed 5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate, and subject to shareholder approval at the Meeting. The aggregate number of Common Shares issuable to Insiders pursuant to RSUs granted and all other security-based compensation arrangements shall not, at any time, exceed 9.5% of the total number of Common Shares then outstanding. The aggregate number of Common Shares issued to Insiders pursuant to RSUs and all other security-based compensation arrangements, within a one-year period, shall not exceed 9.5% of the total number of Common Shares then outstanding. The number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed award of the applicable RSUs.

Maximum Non-Employee Director Security-Based Compensation - The aggregate value of security- based compensation granted to any one Non-Employee Director in any calendar year under all Security Based Compensation Arrangements of the Company shall not exceed

$150,000, no more than $100,000 of which may be granted in the form of stock options.

Restricted Period - The restricted period is subject to the discretion of the Board. The term “Restricted Period” (defined in the RSU Plan) means any period of time during which an RSU is not vested and the RSU Plan Participant holding such RSU remains ineligible to receive RSUs as determined by the Committee, in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of an RSU Plan Participant.

79

Termination with Cause - Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Termination with cause of a Participant during the Restricted Period, any RSUs held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.

Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Termination with cause of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive, and the Company shall issue forthwith Restricted Shares in satisfaction of the RSUs then held by the Participant.

Termination without Cause - Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Termination without cause of a Participant during the Restricted Period, any RSUs held by the Participant shall be pro-rated based on the number of months that have elapsed between the date of the applicable Restricted Share Unit Grant Letter and the date of Termination divided by the total number of months between the date of the applicable Restricted Share Unit Grant Letter and the end of the Restricted Period. If the Participant’s Restricted Share Unit Grant Letter includes any Performance Conditions, achievement of such Performance Conditions will be determined by the Committee, in its sole discretion, as of the end of the Restricted Period. Such pro-rated amount of RSUs shall vest and become exercisable at the end of the Restricted Period, provided that the Committee shall have the discretion to waive or alter any vesting.

Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Termination without cause of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive, and the Company shall issue forthwith Restricted Shares in satisfaction of the RSUs then held by the Participant.

Voluntary Termination - Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Termination by voluntary resignation of a Participant during any Restricted Period, on the date that such Participant ceases to be an eligible RSU Plan Participant, any RSUs held by such Participant which have not yet vested shall be terminated and be of no further force or effect, and all rights to receive Restricted Shares thereunder shall be forfeited by the Participant. If the Participant’s RSU Grant Letter includes any Performance Conditions (each defined in the RSU Plan), achievement of such Performance Conditions will to be determined by the Committee, in its sole discretion, as of the end of the Restricted Period.

Retirement or Early Retirement - Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Retirement or Early Retirement of a Participant during the Restricted Period, any RSUs held by the Participant shall vest pro-rata on an accelerated basis calculated by dividing the number of months that have elapsed between the date of the applicable RSU Grant Letter and the Retirement Date by the total number of months between the date of the applicable RSU Grant Letter and the end of the Restricted Period, provided that the Committee shall have the discretion to waive or alter any vesting.

Subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, in the event of the Retirement or Early Retirement of the Participant following the Restricted Period and prior to the Deferred Payment Date, the Participant shall be entitled to receive, and the Company shall issue forthwith Restricted Shares in satisfaction of the RSUs then held by the Participant.

Death or Disability of Participant - Subject to any provisions with respect to vesting of RSUs in an RSU Plan Participant’s employment agreement with the Company, in the event of the total disability or death of an RSU Plan Participant, any RSUs held by the RSU Plan Participant shall vest immediately and the Company shall issue Common Shares for each vested RSU, to the RSU Plan Participant or legal personal representatives of the RSU Plan Participant forthwith in full satisfaction thereof.

Non-Assignable - Except as otherwise may be expressly provided for under the RSU Plan or pursuant to a will or by the laws of descent and distribution, no RSU and no other right or interest of a Participant is assignable or transferable.

Adjustments - In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Common Shares available under the RSU Plan; and
(b)	the number of Common Shares subject to any outstanding RSUs.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the RSU Plan.

80

Change of Control - In the event of a Change of Control and if, at the time of the Change of Control:

(a)	The Participant is an Eligible Employee and, subject to any provisions with respect to vesting of RSUs in a Participant’s employment agreement with the Company, within 12 months of such Change of Control, Company terminates the employment or services of said Participant/Eligible Employee for any reason other than just cause or any "triggering event" occurs (as defined in the employment agreement or other contractual arrangement in place between the Participant/Eligible Employee and the Company) (the "Triggering Event"), then on the date of such Triggering Event (the "Early Measurement Date"), the RSUs outstanding and held by the Participant will immediately vest in an amount equal to the product obtained by multiplying (i) the total number of Common Shares otherwise issuable pursuant to the applicable RSUs or the full value of such RSUs (as determined in the absolute discretion of the Board) and (ii) the Applicable Pro-Ration Factor. "Applicable Pro-Ration Factor" will mean the quotient obtained by dividing (A) the number of days that have elapsed from the grant date set forth in the RSU Grant Letter (the "Grant Date") through and including the Early Measurement Date by (B) the total number of days between the Grant Date to the last day of the applicable Restricted Period; or
(b)	The Participant is not an Eligible Employee of the Company, then all RSUs outstanding and held by the Participant will immediately vest notwithstanding the Restricted Period and any applicable Deferred Payment Date.

Black-Out Period - Notwithstanding the foregoing, in the event that the expiry of the applicable Restricted Period (or on the Deferred Payment Date, as applicable), falls within, or within two (2) Trading Days after the end of, a Blackout Period the expiry date of such Restricted Period (or on the Deferred Payment Date, as applicable), shall be automatically extended to the close of the 10th Trading Day following the end of the Blackout Period.

Amendments Requiring Shareholder Approval - Any amendment, modification or change to the provisions of the RSU Plan, which would:

(a)	materially increase the benefits of the holder under the RSU Plan to the detriment of the Company and its shareholders;
(b)	increase the maximum number of Common Shares, which may be issued pursuant to the RSU Plan;
(c)	reduce the range of amendments requiring shareholder approval contemplated in this section;
(d)	permit RSUs to be transferred other than for normal estate settlement purposes;
(e)	change Insider participation limits;
(f)	modify the prescribed NED limits within the RSU Plan; or
(g)	materially modify the requirements as to eligibility for participation in the RSU Plan;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company. In addition, any such amendment, modification or change of any provision of the RSU Plan shall be subject to the approval, if required, by any regulatory authority having jurisdiction over the securities of the Company.

Amendments or Termination without Shareholder Approval - The Committee may from time to time in the absolute discretion of the Committee, without further shareholder approval, amend, modify and change the provisions of the RSU Plan, including, without limitation:

(a)	amendments of a housekeeping nature; and
(b)	changes to the Restricted Period of any RSU.

Performance Share Unit Plan

The Company’s PSU Plan was last approved at the 2025 Meeting. Under the PSU Plan, the maximum number of Common Shares available for issuance thereunder is fixed at 5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate. The Material terms of the PSU Plan are included below.

Administration - The PSU Plan is administered by the HRCC, which is responsible for establishing the performance conditions or measures for the grant of PSUs to Participants, including the Entitlement Date.

Eligible Participants - A “Participant” means an eligible consultant or employee to whom PSUs are granted. The HRCC will from time to time determine the Participants who may participate in the Plan and will, from time to time, determine the Participants to whom PSUs will be granted and the provisions, performance conditions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Company and any other factors which the HRCC deems appropriate and relevant.

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Maximum number of Common Shares - The aggregate maximum number of Common Shares reserved for issuance from treasury under the PSU Plan, subject to adjustment in accordance with the PSU Plan, will not exceed 5% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs, or DSUs in aggregate, and subject to shareholder approval at the Meeting. The maximum aggregate number of Common Shares:

(a)	which may be reserved for issuance to any one Participant under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements will not exceed 9.5% of the issued and outstanding Common Shares on the grant date (on a non-diluted basis);
(b)	which may be issuable to Insiders under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements will not exceed 9.5% of the Common Shares issued and outstanding on the grant date (on a non-diluted basis); and
(c)	which may be issued to Insiders under the PSU Plan together with all of the Company’s other previously established or proposed share compensation arrangements within a twelve-month period will not exceed 9.5% of the issued and outstanding Common Shares at the time of issuance (on a non-diluted basis).

Settlement of PSUs - The Company will satisfy its payment obligation, net of any applicable taxes and other source deductions required by law to be withheld by the Company (or any of its affiliates), for the settlement of PSUs by either:

(a)	the issuance of Common Shares to the Participant in an amount equal to the number of PSUs being settled, or
(b)	a payment in cash to the Participant equal to the Market Price of a Common Share on the Entitlement Date multiplied by the number of Performance Share Units being settled,

in each case (in the case of PSUs that are subject to performance conditions or measures) multiplied by the Achieved Performance Ratio, being the percentage, ranging from 0% to 150% (or within such other range as the Board may determine from time to time), quantifying the performance achievement realized on an Entitlement Date determined in accordance with the performance conditions or measures and other terms outlined in the grant letter evidencing such PSU award.

“Market Price” means the volume weighted average trading price of the Common Shares on the TSX for the five trading days ending on the last trading date immediately before the date on which the Market Price is determined. In the event that the Common Shares are not then listed and posted for trading on the TSX, the Market Price will be the fair market value of such Common Shares as determined by the Board in its sole discretion.

Death or Disability of Participant - Unless the Board determines otherwise, a Participant’s Entitlement Date will be accelerated as follows:

(a) in the event of the death of the Participant, the Participant’s Entitlement Date will be the date of death; and (b) in the event of the total disability of the Participant, the Participant’s Entitlement Date will be the date on which the Participant becomes totally disabled. In the event the Participant’s Entitlement Date is accelerated as a result of the death or total disability of the Participant, in the case of PSUs that are subject to performance conditions or measures, unless the Board determines otherwise, the Achieved Performance Ratio will be calculated on the actual performance achievement realized at the time of death or disability.

Termination Provisions - In the event of the Termination with cause of a Participant prior to the Entitlement Date, any PSUs held by the Participant will immediately terminate and be of no further force or effect, provided that the HRCC has the absolute discretion to waive such termination.

In the event of the Termination without cause of a Participant prior to the Entitlement Date, such Participant’s rights or entitlements to receive Common Shares or any cash payment on the Entitlement Date shall be calculated on a pro-rata basis based on the number of months that have elapsed between the date of the applicable Grant Date and the date of Termination divided by the total number of months between the date of the applicable Grant Date and the Entitlement Date. Achievement of any performance conditions or restrictions contained in a Participant’s Performance Share Unit grant letter will be determined by the Committee, in its sole discretion, as of the Entitlement Date. For avoidance of doubt, the Entitlement Date will not be accelerated as a result of such Termination without cause, unless otherwise determined by the Committee.

In the event of the Termination by voluntary resignation of a Participant prior to the Entitlement Date, on date the Participant ceases to be an Eligible Employee or an Eligible Consultant, any Performance Share Units held by such Participant which have not yet vested shall be terminated and be of no further force or effect, and all rights to receive Common Shares thereunder shall be forfeited by the Participant, provided that the Committee has the absolute discretion to waive such termination

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Retirement Provisions - In the event of Retirement of the Participant, the Participant’s Entitlement Date will not be altered. In the event of Early Retirement of the Participant, the Participant’s Entitlement Date will be accelerated on a pro-rata basis calculated by dividing the number of months that have elapsed between the applicable grant date and the Retirement Date by the total number of months between the Grant Date and the Entitlement Date.

Non-Assignable - Except as otherwise may be expressly provided for under the PSU Plan or pursuant to a will or by the laws of descent and distribution, no PSU and no other right or interest of a Participant is assignable or transferable.

Change of Control Provisions - In the event of a Change of Control and if, at the time of the Change of Control:

(a)	the Participant is an Eligible Employee and, within 12 months of such Change of Control, the Company terminates the employment or services of said Participant/Eligible Employee for any reason other than just cause or any “triggering event” occurs (as defined in the employment agreement or other contractual arrangement in place between the Participant/Eligible Employee and the Company) (the “Triggering Event”), then on the date of such Triggering Event (the “Early Measurement Date”), the PSUs outstanding and held by the Participant will immediately vest in an amount equal to the product obtained by multiplying (i) the total number of Common Shares otherwise issuable pursuant to such PSUs or the full value of such PSUs (as determined in the absolute discretion of the Board) and (ii) the Applicable Pro-Ration Factor; and
(b)	the Participant is not an Eligible Employee of the Company, then all Performance Share Units outstanding and held by the Participant will immediately vest.

Black-Out Period - Notwithstanding the foregoing, in the event that the applicable Entitlement Date (or on the Deferred Payment Date, as applicable), falls within, or within two (2) Trading Days after the end of, a Blackout Period, the Entitlement Date (or the Deferred Payment Date, as applicable) shall be automatically extended to the close of the 10th Trading Day following the end of the Blackout Period.

Amendments requiring Shareholder Approval - Any amendments, modifications or changes to the provisions of the PSU Plan (including any grant letters) which would:

(a)	materially increase the benefits under the PSU Plan;
(b)	modify rights of shareholders;
(c)	increase the number of Common Shares which may be issued pursuant to the PSU Plan;
(d)	modify the requirements as to eligibility for participation in the PSU Plan, or
(e)	make any amendment to increase the ability of the Board to amend the Plan without shareholder approval,

will only be effective upon such amendment, modification or change being approved by the shareholders of the Company, if required, by the TSX and any other Stock Exchange or regulatory authority having jurisdiction over the securities of the Company.

Amendments without Shareholder Approval - The HRCC may from time to time in its absolute discretion amend, modify and change the provisions of the PSU Plan (including any grant letters) without shareholder approval, including, without limitation, amendments of a housekeeping nature, including changes to the Entitlement Date of any PSUs.

Deferred Share Unit Plan

The Company’s DSU Plan was last approved by shareholders at the Annual General and Special Meeting held on August 9, 2024. Under the DSU Plan, at the maximum number of Common Shares available for issuance thereunder is fixed at 1% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate. The material terms of the DSU Plan are set out below.

Administration of Plan - The HRCC administers the DSU Plan. The DSU Plan provides that non-employee directors may elect to receive up to 100% of their annual compensation amount as established from time to time by the Board (the “Annual Base Compensation”) in DSUs. A DSU is a unit credited to a Participant by way of a bookkeeping entry in the books of the Company, the value of each DSU is equivalent to one Common Share. All DSUs paid with respect to Annual Base Compensation or otherwise awarded by the Board of Directors will be credited to the director by means of an entry in a notional account in their favour on the books of the Company (a “DSU Account”) when such Annual Base Compensation is payable or discretionary grant is made. The director’s DSU Account will be credited with the number of DSUs calculated to the nearest thousandth of a DSU, determined by dividing the dollar amount of compensation payable in DSUs on the payment date by the Share Price of a Common Share at the time. “Share Price” is defined in the DSU Plan and means (if the Common Shares are listed and posted for trading on the TSX) the closing price of a Common Share on the TSX averaged over the five (5) consecutive trading days immediately preceding the date of grant or the redemption date, as the case may be.

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Fractional Common Shares will not be issued, and any fractional entitlements will be rounded down to the nearest whole number. In addition to the DSUs granted as part of a director’s Annual Base Compensation, the Board may also, from time to time and in its sole discretion, grant one or more awards of DSUs to directors on terms and conditions consistent with the DSU Plan.

Generally, a Participant (as defined in the DSU Plan) shall be entitled to redeem his or her DSUs during the period commencing on the business day immediately following the date upon which the Participant ceases to hold any position as a director of the Company or its subsidiaries and is no longer otherwise employed by the Company or its subsidiaries, including in the event of death of the Participant (the “Termination Date”) and ending on the date which is 180 days following the Termination Date, provided, however that for U.S. Eligible Participants, redemption will be made upon such Participant’s “separation from service” as defined under Internal Revenue Code Section 409A, or (ii) within 180 days of the U.S. Eligible Participant’s death.

Redemptions of DSUs under the DSU Plan may be (i) in Common Shares issued from treasury (subject to the shareholder approval being sought at this Meeting), (ii) Common Shares purchased by the Company on the open market for delivery to the former non-employee director, or (iii) settled in cash (at the Share Price) or any combination of the foregoing, as determined by the Board in its sole discretion.

Maximum Number of Common Shares Issuable for DSUs - DSUs may be granted by the Company in accordance with the DSU Plan provided the number of Common Shares issuable pursuant to the DSUs outstanding pursuant to the DSU Plan from time to time shall not exceed 1% of the issued and outstanding Common Shares of the Company, subject to a global cap of no more than 9.5% of the Company’s issued and outstanding Common Shares for all equity compensation plans in aggregate, of which no more than 5% may be in the form of RSUs, PSUs or DSUs in aggregate.

The DSU Plan provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other security-based compensation arrangement of the Company, will not exceed 9.5% of the total number of outstanding Common Shares, of which no more than 5% may be in the form of RSUs, PSUs, or DSUs in aggregate. Further, the aggregate number of shares that may be issued to insiders pursuant to the DSU Plan and all other security-based compensation arrangements of the Company, within any 12-month period may not exceed 9.5% of the Common Shares outstanding at the beginning of such 12-month period.

Transferability - No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any Participant under the DSU Plan except by will or laws of descent and distribution.

Maximum Non-Employee Director Security-Based Compensation - The aggregate value of security- based compensation granted to any one Non-Employee Director in any calendar year under all Security Based Compensation Arrangements of the Company shall not exceed $150,000, no more than $100,000 of which may be granted in the form of stock options.

Amendments Requiring Shareholder Approval - Shareholder approval shall be obtained for any amendment:

(a)	to increase the maximum number of Common Shares which may be issued under the DSU Plan;
(b)	to modify the prescribed NED limits within the DSU Plan;
(c)	to modify the amendment provisions of the DSU Plan; or
(d)	to expand the definition of “Participant”.

Amendments Without Shareholder Approval - The Board may at any time, and from time to time, and without shareholder approval, amend any provision of the DSU Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including, without limitation:

(a)	for the purposes of making formal minor or technical modifications to any of the provisions of the DSU Plan including amendments of a “clerical” or “housekeeping” nature;
(b)	to correct any ambiguity, defective provision, error or omission in the provisions of the DSU Plan;
(c)	amendments to the termination provisions of the DSU Plan;
(d)	amendments necessary or advisable because of any change in applicable laws;
(e)	amendments to the transferability of DSUs;
(f)	amendments relating to the administration of the DSU Plan; or
(g)	any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws;

provided, however, that no such amendment of the DSU Plan may be made without the consent of each affected Participant in the DSU Plan if such amendment would adversely affect the rights of such affected Participant(s) under the DSU Plan.

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TSX Policy Requirement for Continuing Shareholder Approval

Pursuant to TSX policies, the Option Plan, RSU Plan, PSU Plan, and DSU Plan and all unallocated entitlements thereunder must be presented to the shareholders for consideration to obtain approval for continuation every three (3) years. As such, the plans will need to be again presented to shareholders following the Meeting on or before August 9, 2027.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

All equity-based compensation arrangements of the Company include the Option Plan, RSU Plan, PSU Plan and the DSU Plan. As outstanding awards are exercised, additional awards may be granted to replace those exercised. In addition, as the number of issued and outstanding Common Shares increases, the number of awards available for grant to eligible recipients also increases. The following table sets out equity compensation plan information as at the March 31, 2026 financial year end.

	Number of securities to be issued upon exercise of outstanding options and rights, under equity compensation plans(1)	Weighted-average exercise price of outstanding options and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (2)
Plan Category	(a)	(b)	(c)
Equity Compensation Plans Approved by Shareholders - Option Plan	1,992,446(3)	12.74	444,943(7)
Equity Compensation Plans Approved by Shareholders - RSU Plan	1,010,419(4)	6.42	1,094,823(8)
Equity Compensation Plans Approved by Shareholders - PSU Plan	342,496(5)	6.80
Equity Compensation Plans Approved by Shareholders - DSU Plan	28,555(6)	24.76
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total:	3,373,915(9)		1,539,766(10)

Notes:

1)	Represents the number of Common Shares reserved for issuance upon exercise of outstanding Options, redemption of RSUs, PSUs, and DSUs.
2)	A maximum of 9.5% for issuance, less any Common Shares reserved for issuance under the share compensation arrangements, may be reserved for issuance in aggregate under the Option Plan, the RSU Plan, the PSU Plan, and the DSU Plan. As at March 31, 2026, the maximum number of Common Shares reserved for issuance under the Option Plan, the RSU Plan, the PSU Plan, and the DSU Plan, in aggregate, was 5,600,021 Common Shares, (being 9.5% of the 58,947,593 Common Shares then issued and outstanding). The maximum number of Common Shares issuable under the RSU Plan, PSU Plan and DSU Plan is subject to a maximum of 5% of Common Shares then issued and outstanding.
3)	Represents 3.4% of the Common Shares issued and outstanding as of March 31, 2026.
4)	Represents 1.7% of the Common Shares issued and outstanding as of March 31, 2026.
5)	Represents 0.6% of the Common Shares issued and outstanding as of March 31, 2026.
6)	Represents 0.0% of the Common Shares issued and outstanding as of March 31, 2026.
7)	Represents 0.8% of the Common Shares issued and outstanding as of March 31, 2026.
8)	Represents 1.9% of the Common Shares issued and outstanding as of March 31, 2026. The amount available under each of the RSU, PSU and DSU Plan has been combined due to the sub-limit applicable to full value award plans in aggregate.
9)	Represents 5.7% of the Common Shares issued and outstanding as of March 31, 2026.
10)	Represents 2.6% of the Common Shares issued and outstanding as of March 31, 2026.

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Burn Rate & Dilution Rate

The annual burn rate for each security-based compensation arrangement for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of awards granted during the financial year by the weighted average number of Common Shares outstanding for the financial year, is set forth in the following table:

	For the financial year ended:
	March 31, 2026	March 31, 2025	March 31, 2024
Option Plan	0.77%	1.37%	1.47%
RSU Plan	1.33%	0.69%	0.88%
PSU Plan	0.32%	0.24%	1.21%
DSU Plan	0.00%	0.00%	0.52%

Note:

1) The annual burn rate is calculated as the number of securities granted under the arrangement during the applicable financial year divided by the weighted average number of securities outstanding for the applicable financial year.

The dilution rate is expressed as a percentage and calculated by dividing the number of awards outstanding at the end of a financial year by the number of Common Shares outstanding. As of March 31, 2026, the Company’s dilution rate under all security-based compensation arrangements is as follows:

As of the financial year ended:
March 31, 2026		March 31, 2025	March 31, 2024
Number of Securities Outstanding under All Security-Based Arrangements	3,373,915	1,141,186	2,880,966
Number of Common Shares Outstanding	58,947,593	56,234,231	54,545,797
Dilution Rate	5.7%	2.0%	5.3%

GENERAL MATTERS

Indebtedness of Directors and Officers

At no time during the Company’s last completed financial year, was any director, executive officer, employee, proposed management nominee for election as a director of the Company nor any associate of any such director, executive officer, or proposed management nominee of the Company or any former director, executive officer or employee of the Company or any of its subsidiaries, indebted to the Company or any of its subsidiaries or indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries, other than routine indebtedness.

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Interests of Informed Persons in Material Transactions

This Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Management Contracts

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

Additional Information

Additional information regarding the Company and its business activities is available on the SEDAR+ website located at www.sedarplus.ca. The Company’s financial information is provided in the Company’s comparative financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR+ website at the location noted above. Shareholders of the Company may request copies of the Company’s financial statements and related management discussion and analysis by contacting the Company by email at ir@auroramj.com.

Other Matters

The Board is not aware of any other matters it anticipates will come before the Meeting as of the date of this Information Circular.

The contents of this Information Circular and its distribution to shareholders has been approved by the Board.

DATED effective June 24, 2026

BY ORDER OF THE BOARD OF DIRECTORS

Miguel Martin
Executive Chairman and
Chief Executive Officer

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